SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877, 22 Floor
Ciudad Autónoma de Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is an English translation of the Financial Statements for the three month periods ended on September 30, 2015 and on June 30, 2015 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2015 and for the three-month periods ended September 30, 2015 and 2014

Legal information

Denomination: IRSA PROPIEDADES COMERCIALES S.A.

Fiscal year N°: 126, beginning on July 1, 2015.

Legal address: Moreno 877, 22nd floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration with the Public Registry of Commerce of the By-laws: August 29, 1889.

Date of registration of last amendment: July 10, 2015.

Expiration of company charter: August 28, 2087.

Number of register with the Superintendence of Corporations: 801,047.

Capital stock: 1,260,140,508 common shares.

Subscribed, issued and paid up (in thousands of Ps.): 126,014.

Direct Majority Shareholder: IRSA Inversiones y Representaciones Sociedad Anónima (IRSA).

Legal Address: Bolívar 108, 1st floor, Autonomous City of Buenos Aires, Argentina.

Main activity: Real estate investment.

Controlling interest on the equity: 1,208,427,997 common shares.

Percentage of votes of the parent Company on the equity: 95.90%.

Type of stock	CAPITAL STATUS
	Shares outstanding	Authorized for Public Offer of Shares	Subscribed, Issued and Paid up (in thousands of Ps.)
Common stock with a face value of Ps. 0.1 per share and entitled to 1 vote each	1,260,140,508	1,259,886,188	126,014

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Consolidated Statements of Financial Position as of September 30, 2015 and June 30, 2015

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	09.30.15	06.30.15
ASSETS
Non-Current Assets
Investment properties	10	3,986,193	4,156,025
Property, plant and equipment	11	108,433	109,394
Trading properties	12	7,167	8,567
Intangible assets	13	68,175	69,015
Investments in associates and joint ventures	8,9	189,776	181,918
Deferred income tax assets	24	53,347	51,631
Income tax credit		249	249
Trade and other receivables	16	96,039	90,431
Investments in financial assets	17	332,518	253,546
Total Non-Current Assets		4,841,897	4,920,776
Current Assets
Trading properties	12	3,154	3,154
Inventories	14	15,171	15,347
Income tax credit		375	1,635
Trade and other receivables	16	994,752	808,016
Investments in financial assets	17	532,488	292,320
Cash and cash equivalents	18	591,342	303,499
Total Current Assets		2,137,282	1,423,971
TOTAL ASSETS		6,979,179	6,344,747
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		126,014	126,014
Inflation adjustment of share capital		69,381	69,381
Share premium		444,226	444,226
Legal reserve		39,078	39,078
Special reserve		15,802	15,802
Changes in non-controlling interest		(19,770)	(19,770)
Retained earnings		386,584	283,582
Total capital and reserves attributable to equity holders of the parent		1,061,315	958,313
Non-controlling interest		188,340	184,834
TOTAL SHAREHOLDERS’ EQUITY		1,249,655	1,143,147
LIABILITIES
Non-Current Liabilities
Trade and other payables	19	253,166	247,812
Borrowings	22	3,849,180	3,322,488
Deferred income tax liabilities	24	108,205	107,102
Income tax liabilities		59,896	-
Provisions	21	9,551	9,392
Total Non-Current Liabilities		4,279,998	3,686,794
Current Liabilities
Trade and other payables	19	836,687	802,151
Income tax liabilities		60,706	123,077
Payroll and social security liabilities	20	40,939	94,693
Borrowings	22	484,460	471,255
Derivative financial instruments	23	2,184	-
Provisions	21	24,550	23,630
Total Current Liabilities		1,449,526	1,514,806
TOTAL LIABILITIES		5,729,524	5,201,600
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		6,979,179	6,344,747

        The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Saúl Zang Vice President I Acting as President

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income

for the three-month periods beginning on July 1st, 2015 and 2014 and ended September 30, 2015 and 2014

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	09.30.15	09.30.14
Income from sales, rents and services	26	590,518	394,231
Income from expenses and collective promotion fund	26	251,878	181,704
Costs	27	(358,382)	(245,946)
Gross Profit		484,014	329,989
Gain from disposal of investment properties	10	155,868	-
General and administrative expenses	28	(53,333)	(25,860)
Selling expenses	28	(35,300)	(19,298)
Other operating results, net	30	(4,803)	5,859
Profit from Operations		546,446	290,690
Share of (loss) / profit of associates and joint ventures	8,9	(2,642)	23,256
Profit from Operations Before Financing and Taxation		543,804	313,946
Finance income	31	34,421	29,537
Finance cost	31	(244,656)	(110,673)
Other financial results	31	(160,938)	(5,830)
Financial results, net		(371,173)	(86,966)
Profit Before Income Tax		172,631	226,980
Income tax expense	24	(61,499)	(70,722)
Profit for the period		111,132	156,258
Total Comprehensive Income for the period		111,132	156,258

Attributable to:
Equity holders of the parent		103,002	147,672
Non-controlling interest		8,130	8,586

Profit per share attributable to equity holders of the parent for the period:
Basic		0.08	0.12
Diluted		0.08	0.12

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Saúl Zang Vice President I Acting as President

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

for the three-month periods ended September 30, 2015 and 2014

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Special reserve (1)	Changes in non-controlling interest	Retained earnings	Subtotal	Non- controlling interest	Total shareholders' equity
Balance at June 30, 2015	126,014	69,381	444,226	39,078	15,802	(19,770)	283,582	958,313	184,834	1,143,147
Comprehensive income for the period	-	-	-	-	-	-	103,002	103,002	8,130	111,132
Reduction of capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	(122)	(122)
Dividends distribution to non-controlling interest	-	-	-	-	-	-		-	(4,502)	(4,502)
Balance at September 30, 2015	126,014	69,381	444,226	39,078	15,802	(19,770)	386,584	1,061,315	188,340	1,249,655

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Legal Reserve	Special reserve (1)	Changes in non-controlling interest	Retained earnings	Subtotal	Non- controlling interest	Total shareholders' equity
Balance at June 30, 2014	126,014	69,381	444,226	39,078	15,802	(19,707)	138,693	813,487	192,102	1,005,589
Comprehensive income for the period	-	-	-	-	-	-	147,672	147,672	8,586	156,258
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	277	277
Balance at September 30, 2014	126,014	69,381	444,226	39,078	15,802	(19,707)	286,365	961,159	200,965	1,162,124

(1)    Related to CNV General Resolution N° 609/12. See Note 25.

   The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Saúl Zang Vice President I Acting as President

IRSA PROPIEDADES COMERCIALES S.A

Unaudited Condensed Interim Consolidated Statements of Cash Flows

for the three-month periods ended September 30, 2015 and 2014

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

	Note	09.30.15	09.30.14
Operating activities:
Cash generated from operations	18	439,771	313,981
Income tax paid		(63,327)	(52,701)
Net cash generated from operating activities		376,444	261,280

Investing activities:
Irrevocable contributions in associates and joint ventures	9	(10,500)	(40)
Acquisition of associate		-	(9,985)
Sale of equity interest in associates	9	-	19,140
Increase in investment properties	10	(46,578)	(60,153)
Acquisition of property, plant and equipment	11	(2,802)	(7,994)
Advance payments		(612)	-
Proceeds from sale of investment properties		316,579	-
Acquisition of intangible assets	13	-	(197)
Increase in financial assets		(1,089,639)	(166,438)
Decrease in financial assets		479,192	166,770
Loans granted to related parties		-	(40)
Collection of financial assets interests		4,392	8,433
Loans repayments received from related parties		-	76,817
Net cash (used in) generated from investing activities		(349,968)	26,313

Financing activities:
Capital contribution of non-controlling interest		-	277
Issuance of non-convertible notes		403,051	-
Borrowings obtained		407,363	6,434
Borrowings obtained from associates and joint ventures		-	7,000
Payment of seller financing		-	(105,861)
Repayment of borrowings		(376,146)	(66,873)
Repayment of interests borrowings from related parties		(96,006)	-
Proceeds from derivative financial instruments		-	102
Payment of derivative financial instruments		-	(15,946)
Payments of financial leasing		(687)	(592)
Dividends paid	25	(42,773)	(384)
Dividends paid to non-controlling interest		(4,502)	-
Interest paid		(27,111)	(26,684)
Payments of foreign currency future contracts		(10,613)	-
Net cash generated from (used in) financing activities		252,576	(202,527)

Net increase in cash and cash equivalents		279,052	85,066
Cash and cash equivalents at beginning of period	18	303,499	116,706
Foreign exchange gain on cash and cash equivalents		8,791	5,255
Cash and cash equivalents at end of period		591,342	207,027

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Saúl Zang Vice President I Acting as President

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

1.     Group´s business and general information

IRSA PROPIEDADES COMERCIALES S.A. (formerly Alto Palermo S.A., “IRSA Propiedades Comerciales”, “we” or “the Company”) is an Argentine real estate company mainly engaged in holding, leasing, managing, developing, operating and acquiring shopping malls and holds a predominant position within the argentine market. IRSA Propiedades Comerciales was incorporated in 1889 under the name SAMAP and until 1984 we operated the major fresh foodstuff market in the Autonomous City of Buenos Aires. Our core asset was the historical building of Mercado de Abasto, which served as seat of the market from 1889 until 1984, when we interrupted a sizable part of its operations.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, we have been growing through a series of acquisitions and development projects that resulted in a corporate reorganization giving rise to the previous organizational structure and company name Alto Palermo S.A..

On December 22, 2014, the Company acquired from IRSA, 83,789 m2 of its premium office portfolio including the buildings República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha 652 and the “Intercontinental II” plot of land in order to consolidate a vehicle which main corporate purpose will be to develop and operate commercial properties in Argentina. Furthermore, the consolidation of different assets of the Company was supplemented by launching the brand “IRSA Propiedades Comerciales” and by the change of corporate name of ALTO PALERMO S.A. (APSA) for IRSA PROPIEDADES COMERCIALES S.A. as continuation entity, such change of corporate name having been approved by the Special General Shareholders’ Meeting held on February 5, 2015.

On December 18, 2014 the Group inaugurated "Distrito Arcos" Shopping Center. Distrito Arcos, situated in Palermo neighborhood, in the Autonomous City of Buenos Aires, is a premium outlet stretching over a gross rental area of roughly 14,000 m2, housing 52 stores and 15 stands in this first stage. The second stage contemplates the construction of a gymnasium, a houseware store and outstanding cultural offering, totaling 65 stores and 20 stands, over a gross rental area of roughly 2,000 m2.

Additionally, on March 17, 2015, the Group opened “Alto Comahue” Shopping Center in the city of Neuquén, in the Argentine Patagonia. Alto Comahue extends over a total area of 35,000 m2 and 10,000 m2 of gross rental space, with nearly 1,000 parking spaces – indoor and outdoor – and a big entertaining space including 6 movie theaters and a thematic restaurant that will begin to operate in the coming months. The building is composed of three levels: the underground level housing the parking and service area; the ground level, containing 5,100 m2 of shopping offers, and the first level, containing 720 m2 of restaurant space with unique sights of the city, and 2,700 m2 of stores. The project is part of a mixed use complex that also homes a supermarket in operation and 2 additional plots of land. One of them is intended for the construction of a hotel and the other one – 18,000 m2, owned by the Company – is intended for future housing development.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

1.            General information (Continued)

As of the end of these interim financial statements, we consolidated 325,000 m2 in 14 shopping centers, 95,031 m2 in 6 premium offices and 1 extensive land reserve for future commercial developments; we are operators and hold a majority interest in a portfolio of fourteen shopping centers in Argentina, seven of which are located in the Autonomous City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos, inaugurated on December 18, 2014), two in Buenos Aires province (Alto Avellaneda and Soleil) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba and Alto Comahue in the City of Neuquén). Additionally, IRSA Propiedades Comerciales operates, through a joint venture, La Ribera Shopping in the City of Santa Fe.

The Company’s stocks are traded in the Buenos Aires Stock Exchange and in United States of America’s NASDAQ.

IRSA Propiedades Comerciales and its subsidiaries are hereinafter referred to jointly as "the Group". Our main shareholder is IRSA.

These Unaudited Condensed Interim Consolidated Financial Statements have been approved by the Board of Directors to be issued on November 9, 2015.

2.         Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements

2.1.      Basis of preparation

The Unaudited Condensed Interim Consolidated Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. Furthermore, some additional issues were included as required by the Law N° 19,550 and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling 622/13. Such information is included in the Notes to these Unaudited Condensed Interim Separate Financial Statements, as admitted by International Financial Reporting Standards (IFRS).

These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the annual consolidated financial statements of the Group as of June 30, 2015 prepared in accordance with IFRS. The Unaudited Condensed Interim Consolidated Financial Statements are presented in thousands of Argentine Pesos.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

2.      Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

The Unaudited Condensed Interim Consolidated Financial Statements corresponding to the three-month periods ended September 30, 2015 and 2014 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period. Results for the three-month periods ended September 30, 2015 and 2014 do not necessarily reflect proportionally the Group’s results for the complete fiscal years.

2.2.         Significant Accounting Policies

The accounting policies applied in the presentation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied in the preparation of the information under IFRS as of June 30, 2015. Most significant accounting policies are described in Note 2 to the annual Consolidated Financial Statements.

2.3.         Use of estimates

The preparation of financial statements at a certain date requires the Group's Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Consolidated Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the annual consolidated financial statements for the year ended June 30, 2015, except for changes in accrued income tax, provision for legal claims, provision for Director's fees, allowance for bad debts and accrued supplementary rental.

2.4.         Comparative information

The comparative information as of June 30, 2015 and September 30, 2014 included in these financial statements arises from the financial statements as of such dates. Certain reclassifications of information have been made in the financial statements as of September 30, 2014 to conform to the current period presentation.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

3.            Seasonal effects on operations

The operations of the Group’s shopping centers are subject to seasonal effects, which affect the level of sales recorded by tenants. During summer time (January and February), the tenants of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and during the period of year-end festivals (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. As a consequence, a higher level of revenues is generally expected in the second half of the year rather than the first in shopping center operations.

4.            Acquisitions and disposals

Three-month period ended September 30, 2015

Sale of units in Intercontinental Building

On September 10, 2015, IRSA Propiedades Comerciales conveyed title to 5,963 m2 corresponding to seven office floors, 56 parking lots and 3 storage units in the Intercontinental Plaza building to a non-related party, with 7,159 m2 of the building being held by the Company. The amount of the transaction was Ps. 324.5 million, which has already been paid in full by the purchaser. The gross profit of the transaction amounted to Ps. 155.9 million.

Issuance of NCN Class I

On September 18, 2015, the issuance of Corporate Notes Class I of its global corporate notes program in a nominal amount of up to USD 500.0 million, for an amount of Ps. 407.3 million (equivalent to USD 43.4 million). Corporate Notes Class I expire on the 18th month since the issue date and accrue interest rate: for the first three months the interest rate will be fixed at 26.5% and from the fourth month until maturity pricing will be Badlar plus 4 basis points. Interest will be paid quarterly and principal will be repaid in full at maturity.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

5.            Financial Risk Management and fair value estimates

5.1.      Financial risk

The group´s diverse activities are exposed to a variety of financial risk: market risk (including foreign currency risk, interest rate risk and price risk) credit risk, liquidity risk and capital risk.

These Unaudited Condensed Interim Consolidated Financial Statements do not include all the information and disclosures corresponding to financial risk management, consequently should be read together with the annual consolidated financial statements as of June 30, 2015. There have been no changes in the risk management or risk management policies applied by the Group since the end of the fiscal year.

5.2.      Fair value estimates

Since June 30, 2015 to these Unaudited Condensed Interim Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost).

Furthermore, there have been no transfers between the different hierarchies used to assess the fair value of the Company's financial instruments.

6.            Segment reporting

Segment information has been prepared and classified according to different types of businesses in which the Group conducts its activities. The Group´s Investment and Development Properties business is comprised of the following segments:

•       The “Shopping Center” Segment includes the operating results of the Group’s shopping centers portfolio principally comprised of lease and service revenues from tenants.

•       The “Office and others” Segment includes the operating results of the Group’s lease and service revenues of office space and other non-retail building properties principally comprised of lease and service revenue from tenants.

•       The “Sales and Developments” Segment includes the operating results of sales of Undeveloped parcels of land and/or trading properties, as the results related with its development and maintenance. Also included in this segment are the results of the sales of real property intended for rent.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.            Segment reporting (Continued)

•       The “Financial operations and others” Segment primarily includes the financial activities carried out by the associate Tarshop S.A. and consumer finance residual financial operations of Apsamedia S.A. (currently merged with IRSA Propiedades Comerciales). The e-commerce activities conducted through the associate Avenida Inc. were also included until the first quarter of the fiscal year ended June 30, 2015.

The Group’s Executive Board periodically reviews the results and certain asset categories corresponding to these segments. The valuation criteria used in preparing this information are consistent with IFRS standards used for the preparation of the consolidated financial statements, except for the investments in joint ventures: Nuevo Puerto Santa Fe S.A. (“NPSF”) and Quality Invest S.A., which are reported to the Group’s Executive Board, applying proportional consolidation method. Under this method the income/loss generated and assets, are reported in the income statement line-by-line rather than in a single item as required by IFRS. Management believes that the proportional consolidation method provides more useful information to understand the business return. Moreover, operating results of Entertainment Holding S.A. joint venture is accounted for under the equity method. Management believes that, in this case, this method provides more adequate information for this type of investment, given its low materiality and considering it is a company without direct trade operations, where the main asset consists of an indirect interest of 25% of La Rural S.A..

In the last quarter of the fiscal year ended June 30, 2015, the Group has changed the presentation of the statement of comprehensive income which is reviewed by the CODM for purposes of assigning resources and assessing performance for the fiscal year for a better alignment with the current business vision and the metrics used to such end. These amendments affected the shopping centers and office and others segments. The information examined by the CODM does not include the amounts pertaining to building administration expenses and collective promotion funds from the statement of comprehensive income, and so does it exclude total recovered costs, as they are not analyzed to assess the operating performance of the segment. The CODM examines the net amount from these items (total surplus or deficit between building administration expenses and collective promotion funds and recoverable expenses).

These costs and income are presented now for reconciliation of all segments and their respective consolidating operating income.

The amounts corresponding to the three-month period ended September 30, 2014, have been retroactively adjusted to reflect these changes in segment information.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.            Segment reporting (Continued)

The Group’s revenues for each of its reporting segments derive from a large and diverse client base and, therefore, there is no revenue concentration in any particular segment.

Below is a summarized analysis of the lines of business of the Group for the three-month periods ended September 30, 2015 and 2014:

	Three months ended September 30, 2015
	Urban properties			Investments	Total urban properties and investments
	Shopping Center	Offices and others	Sales and developments	Financial operations and others
Revenues	532,779	62,116	1,159	28	596,082
Costs	(73,782)	(29,304)	(2,351)	(32)	(105,469)
Gross Profit / (Loss)	458,997	32,812	(1,192)	(4)	490,613
Gain from disposal of investment properties	-	-	155,868	-	155,868
General and administrative expenses	(37,398)	(8,715)	(7,360)	-	(53,473)
Selling expenses	(31,813)	(2,744)	(878)	(123)	(35,558)
Other operating results, net	(5,117)	-	-	-	(5,117)
Profit / (Loss) from Operations	384,669	21,353	146,438	(127)	552,333
Share of loss of associates and joint ventures	-	(1,394)	-	(1,990)	(3,384)
Segment Profit / (Loss) Before Financing and Taxation	384,669	19,959	146,438	(2,117)	548,949

	Three months ended September 30, 2014
	Urban properties			Investments	Total urban properties and investments
	Shopping Center	Offices and others	Sales and developments	Financial operations and others
Revenues	387,675	8,517	3,642	55	399,889
Costs	(59,721)	(2,585)	(992)	(74)	(63,372)
Gross Profit / (Loss)	327,954	5,932	2,650	(19)	336,517
General and administrative expenses	(25,938)	(61)	-	-	(25,999)
Selling expenses	(18,939)	(281)	(246)	(118)	(19,584)
Other operating results, net	(3,080)	-	-	8,758	5,678
Profit from Operations	279,997	5,590	2,404	8,621	296,612
Share of profit of associates and joint ventures	-	4,619	-	15,927	20,546
Segment Profit Before Financing and Taxation	279,997	10,209	2,404	24,548	317,158

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.            Segment reporting (Continued)

The following tables present a reconciliation between the total operating results as per the segment information and operation results as per the statement of income. The adjustments are tied to the proportionate consolidation of the above mentioned joint ventures and the expenses and collective promotion funds.

	Three months ended September 30, 2015
	Total Segment	Adjustment for expenses and collective promotion funds	Adjustment for share of profit/ (loss) of joint ventures	Adjustment for inter-segment eliminations	Total as per Statement of Income
Revenues	596,082	251,878	(5,564)	-	842,396
Costs	(105,469)	(255,812)	2,899	-	(358,382)
Gross Profit / (Loss)	490,613	(3,934)	(2,665)	-	484,014
Gain from disposal of investment properties	155,868	-	-	-	155,868
General and administrative expenses	(53,473)	-	113	27	(53,333)
Selling expenses	(35,558)	-	258	-	(35,300)
Other operating results, net	(5,117)	-	341	(27)	(4,803)
Profit / (Loss) from Operations	552,333	(3,934)	(1,953)	-	546,446
Share of (loss) / profit of associates and joint ventures	(3,384)	-	742	-	(2,642)
Segment Profit / (Loss) Before Financing and Taxation	548,949	(3,934)	(1,211)	-	543,804

	Three months ended September 30, 2014
	Total Segment reporting	Adjustment for expenses and collective promotion funds	Adjustment for share of profit/ (loss) of joint ventures	Adjustment for inter-segment eliminations	Total as per Statement of Income
Revenues	399,889	181,704	(5,568)	(90)	575,935
Costs	(63,372)	(184,582)	1,918	90	(245,946)
Gross Profit / (Loss)	336,517	(2,878)	(3,650)	-	329,989
General and administrative expenses	(25,999)	-	112	27	(25,860)
Selling expenses	(19,584)	-	286	-	(19,298)
Other operating results, net	5,678	-	208	(27)	5,859
Profit / (Loss) from Operations	296,612	(2,878)	(3,044)	-	290,690
Share of profit / (loss) of associates and joint ventures	20,546	-	2,710	-	23,256
Segment Profit / (Loss) Before Financing and Taxation	317,158	(2,878)	(334)	-	313,946

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.            Segment reporting (Continued)

The CODM regularly reviews the following categories of assets: investment properties; property, plant and equipment; trading properties; goodwill; rights to receive future units under barter agreements; inventories; investments in associates; and the investment in the Entertainment Holding S.A. joint venture. The aggregate of these assets are disclosed in these financial statements as “operating segment assets”. The measurement principles for the operating segment assets are based on the IFRS principles adopted in the preparation of the consolidated financial statements, except for the Group’s share of assets of the joint ventures, Nuevo Puerto Santa Fe S.A. and Quality Invest S.A., which are all reported to the CODM under the proportionate consolidation method. Under this method, each of the operating segment assets reported to the CODM includes the proportionate share of the Group in the same operating assets of these joint ventures. As an example, the investment properties amount reported to the CODM includes (i) the investment property balance as per the statement of financial position plus (ii) the Group’s share of the investment properties of these joint ventures. Under IFRS 11, the investment properties of these joint ventures are included together with all other of the joint ventures’ net assets in the single line item titled “Investments in associates and joint ventures” in the statement of financial position. Assets are allocated to each segment based on the operations and/or their physical location. Assets and services exchanged between segments are calculated on the basis of market prices. Intercompany transactions between segments, if any, are eliminated.

Group´s shopping centers, offices and other rental properties, and trading properties, are located in Argentina.

Below is a detail of the Group's assets as per Segment Information for the periods ended September 30, 2015 and 2014:

	Period ended September 30, 2015
	Urban properties			Investments
	Shopping Center	Offices and others	Sales and developments	Financial operations and others	Total urban properties and investments
Investment properties	1,718,549	2,182,164	194,782	-	4,095,495
Property, plant and equipment	48,570	60,436	-	-	109,006
Trading properties	-	-	10,321	-	10,321
Goodwill	1,323	3,911	-	-	5,234
Right to receive units ("Barters")	-	-	38,281	-	38,281
Inventories	15,537	-	-	-	15,537
Investments in associates	-	19,351	-	44,443	63,794
Operating assets	1,783,979	2,265,862	243,384	44,443	4,337,668

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

6.            Segment reporting (Continued)

	Period ended September 30, 2014
	Urban properties			Investments
	Shopping Center	Offices and others	Sales and developments	Financial operations and others	Total urban properties and investments
Investment properties	1,667,540	191,550	35,572	-	1,894,662
Property, plant and equipment	26,836	2,943	-	-	29,779
Trading properties	-	-	9,031	-	9,031
Right to receive units ("Barters")	9,264	-	23,608	-	32,872
Goodwill	1,829	3,911	-	-	5,740
Inventories	12,100	-	-	-	12,100
Investments in associates	-	27,868	-	49,211	77,079
Operating assets	1,717,569	226,272	68,211	49,211	2,061,263

The total operating segment assets as per the segment information are reconciled to the total consolidated assets as per the statement of financial position as follows:

	September 30, 2015	September 30, 2014
Total operating segment assets as per segment information	4,337,668	2,061,263
Less:
Proportionate share of reportable operating segment assets on certain joint ventures (**)	(115,475)	(110,110)
Plus:
Investments in joint ventures (*)	125,982	115,039
All other non-reportable assets	2,631,004	1,525,900
Total Consolidated Assets as per the Statement of financial position	6,979,179	3,592,092

(*) Represents the equity-accounted amount of those joint ventures, which were proportionate-consolidated for segment information purposes.

(**) Below is a detail of the proportionate share in assets by segment of joint ventures included in the information reported by segment:

	September 30, 2015	September 30, 2014
Investment properties	109,302	104,415
Goodwill	5,234	5,234
Property, plant and equipment	573	165
Inventories	366	296
Total proportionate share in assets per segment of joint ventures.........	115,475	110,110

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.            Information about principal subsidiaries

The Group conducts its business through several operating and holding subsidiaries.

Set out below is the summarized financial information on subsidiaries with material non-controlling interests:

Summarized statements of financial position

	PAMSA
	September 30, 2015	June 30, 2015
ASSETS
Total Non-current assets	515,743	517,465
Total current assets	333,208	487,492
TOTAL ASSETS	848,951	1,004,957
LIABILITIES
Total Non-current liabilities	39,947	20,791
Total Current liabilities	99,876	309,978
TOTAL LIABILITIES	139,823	330,769
NET ASSETS	709,128	674,188

Summarized statement of comprehensive income

	PAMSA
	September 30, 2015	September 30, 2014
Revenues	97,128	73,910
Profit before income tax	54,389	45,614
Income tax	(19,449)	(15,965)
Profit for the period	34,940	29,649
Total Comprehensive Income for the period	34,940	29,649
Profit attributable to non-controlling interest	6,988	5,930

Summarized statements of cash flows

	PAMSA
	September 30, 2015	September 30, 2014
Net cash generated from operating activities	56,445	64,059
Net cash used in investing activities	(18,513)	(30,624)
Net cash (used in) provided by financing activities	(42,864)	4,823
Net (decrease) increase in cash and cash equivalents	(4,932)	38,258
Cash and cash equivalents at beginning of period	10,553	44,387
Foreign exchange gain on cash and cash equivalents	74	2,674
Cash and cash equivalents at end of period	5,695	85,319

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

7.            Information about principal subsidiaries (Continued)

The information above is the amount before inter-company eliminations.

Reconciliation of the summarized financial information presented to the carrying amount of the Group’s interest in subsidiaries with material non-controlling interests is as follows:

	PAMSA
	September 30, 2015	June 30, 2015
Net assets at the beginning of the period / year	674,188	741,840
Profit for the period / year	34,940	146,210
Dividends distribution	-	(213,862)
Net assets at the end of the period / year	709,128	674,188
Net assets at the participating interest	80%	80%
Interest in subsidiaries	567,302	539,350
Financial costs capitalized	93,296	94,352
Book value at the end of the period / year	660,598	633,702

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.          Interests in joint ventures

As of September 30, 2015 and June 30, 2015, the Groups' joint ventures were Quality Invest S.A., NPSF, EHSA and Entretenimiento Universal S.A. (“ENUSA”). The shares in these joint ventures are not publicly traded.

The table below lists the Company's investments and the value of interest in joint ventures for the three-month period ended September 30, 2015 and for the year ended June 30, 2015.

Issuer and type of securities	Class / Items	Amount	Value recorded as of 09.30.15	Value recorded as of 06.30.15	Market value as of 09.30.15	Issuer’s information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Income / (loss) for the period	Shareholder's equity
Quality Invest S.A.	Common shares 1 vote	76,814,342	71,896	66,967	Not publicly	Real estate	Argentina	09.30.15	153,629	(3,143)	143,790	50%
	Contribution		-	6,500	traded	investment
	Goodwill		3,911	3,911
	Fair value adjustment on acquisition of joint venture		19,003	19,057
Nuevo Puerto Santa Fe S.A.	Common shares 1 vote	138,750	26,088	23,675	Not publicly	Real estate	Argentina	09.30.15	27,750	4,823	52,175	50%
	Fair value adjustment on acquisition of joint venture		3,761	3,805	traded	investment
	Goodwill		1,323	1,323
Entertainment Holdings S.A.	Common shares 1 vote	22,395,574	15,775	17,181	Not publicly	Investment	Argentina	09.30.15	44,791	11,227	51,952	50%
	Contribution		100	100	traded
	Fair value adjustment on acquisition of joint venture		(23,192)	(23,192)
	Goodwill		26,647	26,647
Entretenimiento Universal S.A.	Common shares 1 vote	300	21	10	Not publicly traded	Event organization and others	Argentina	09.30.15	12	590	851	2.5%
Total interest in joint ventures at 09.30.15			145,333	-
Total interest in joint ventures at 06.30.15			-	145,984

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.            Interests in joint ventures (Continued)

Changes in the Group’s investments in joint ventures for the three-month period ended September 30, 2015 and for the year ended June 30, 2015 were as follows:

	September 30, 2015	June 30, 2015
Beginning of the period / year	145,984	138,164
Capital contributions	-	6,600
Dividends distribution	-	(2,625)
Share of (Loss) / profit, net	(651)	3,845
End of the period / year .	145,333	145,984

Restriction, commitments and other matters in respect of joint ventures

According to the laws of Argentina in which the Group operates, 5% of the profit of the year is separated to constitute a legal reserve until they reach legal capped amounts (20% of share capital). This legal reserve is not available for dividend distribution and can only be released to absorb losses. The Group’s joint ventures have not reached the legal limit of this reserve.

Quality Invest S.A.

In March 2011, Quality subscribed an agreement of purchase for the property of an industrial plant owned by Nobleza Piccardo S.A.I.C. y F. (hereinafter “Nobleza”) located in San Martin, Province of Buenos Aires. The facilities have the necessary features and scales for multiple uses. The purchase price was agreed on USD 33.0 million. At the same time, Quality subscribed a lease agreement with Nobleza, by means of which Nobleza will rent the property for a maximum term of 3 years. On March 2, 2015, an Agreement Letter has been signed for the completion of lease agreement and restitution of San Martín plant. On April 2011, Quality requested the National Antitrust Commission to issue an advisory opinion on the obligation to notify the operation or not. Later, the Court of Appeals confirmed the CNDC’s decision regarding the obligation to serve notice and consequently, therefore, on February 23, 2012 local Form F1 was filed, which as of the balance sheet date is still in process.

As authorized by the relevant Ordinance, on January 20, 2015 Quality Invest S.A. entered into an Urbanization Agreement with the Municipality of San Martín which governs several regulatory aspects and sets forth a binding assignment of meters in exchange for cash contributions subject to formalization of certain administrative milestones included in the rezoning process. The Agreement contemplates a monetary compensation to the City Council totaling Ps. 40.0 million, payable in two installments of Ps. 20.0 million each. The first of such installments was actually paid on June 30, 2015.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.            Interests in joint ventures (Continued)

Entertainment Holdings S.A.

During November 2012, IRSA Propiedades Comerciales S.A. acquired shares of common stock, representing 50% of EHSA’s capital stock and votes and, as a consequence, IRSA Propiedades Comerciales S.A., holds a jointly indirect interest in La Rural S.A. (LRSA) of 25% which operates the  Exhibition Center “Predio Ferial de Buenos Aires”.

In connection with the  Exhibition Center, in December 2012 the National Executive Branch issued Executive Order 2552/12 that annulled an executive order dated 1991 which had approved the sale of the  Exhibition Center to the Sociedad Rural Argentina (SRA); the effect of this new order was to revoke the sale transaction. Subsequent on December 21, 2012, the National Executive Branch notified the SRA of said executive order and further ordered that the property be returned to the Federal Government within 30 subsequent days. Then, the SRA issued a press release publicly disclosing the initiation of legal actions. Furthermore, as it has become publicly known, on August 21, 2013, the Supreme Court of Justice rejected the appeal filed by the National State against the injunction timely requested by the SRA.

Neither has IRSA Propiedades Comerciales S.A. been served notice formally nor is it a party involved in the legal actions brought by the SRA.

Given the potential dimension of the dispute, as it has been known to the public, we estimate that if Executive Order 2552/2012 was found to be unconstitutional, such order shall have no legal effects either in EHSA or in the acquisition by IRSA Propiedades Comerciales S.A. of an equity interest in EHSA. However, should the opposite happen, that is, a court order declaring the nullity of Executive Order 2699/91, could have a real impact on acquired assets. In this scenario, the judicial decision may  render the purchase of the Plot of Land by SRA null and void , and all acts executed by SRA in relation to the Plot of Land, including the right of use currently held by the entity where EHSA has an indirect equity interest, through vehicle entities, would also become null and void.

On June 1, 2015, a ruling was issued in case 4573/2012 SOCIEDAD RURAL ARGENTINA vs. NATIONAL STATE – EXECUTIVE POWER ON DECLARATORY ACTION, whereby the injunction staying the effects of Executive Order 2552/12 was lifted.

On June 2, 2015 the Sociedad Rural Argentina filed a writ of appeals against the ruling indicated above and on that same date the appeal was admitted with staying effects. While a decision on the appeal filed with the Court is pending, the motion to lift the injunction filed by the National State will have no effect.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

8.            Interests in joint ventures (Continued)

On September 17, 2015 the Second Chamber decided to reject the lifting of the injunction. Against this resolution the National Government appealed Extraordinary.

Notwithstanding the above, to the date we are not aware of any judicial measure petitioned by the owner of the Plot of Land and/or the National Government, or the corresponding appeals or rulings, may have affected the actual use of the Plot of Land.

There are no contingent liabilities relating to the Group´s interest in joint ventures, and there are no contingent liabilities of the joint ventures themselves, other those previously the mentioned above.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.         Interests in associates

The table below lists the Company's investments and the value of interests in associates for the three-month period ended September 30, 2015 and for the year ended June 30, 2015.

Issuer and type of securities	Class / Items	Amount	Value recorded as of 09.30.15	Value recorded as of 06.30.15	Market value as of 09.30.15	Issuer’s information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Income / (loss) for the period	Shareholder's equity
Tarshop S.A.	Common shares 1 vote	48,759,288	12,102	14,251	Not publicly	Consumer	Argentina	09.30.15	243,796	(10,740) (1)	223,030	20%
	Contribution		32,500	22,000	traded	financing
	Intergroup transactions		(159)	(317)
Total interest in associates at 09.30.15			44,443	-
Total interest in associates at 06.30.15			-	35,934

(1)    Correspond to the result of the three-month period beginning on July 1, 2015 and ended September 30, 2015.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

9.         Interests in associates (Continued)

Changes in the Group’s investment in associates for the three-month period ended September 30, 2015 and for the year ended June 30, 2015 was as follows:

	September 30, 2015	June 30, 2015
Beginning of the period / year	35,934	33,680
Acquisitions	-	9,985
Capital contribution	10,500	22,000
Investment at fair value (i)	-	(30,089)
Sale of equity interest in associates	-	(10,382)
Share of (loss) / profit, net	(1,991)	10,740
End of the period / year	44,443	35,934

(i)      On September 2, 2014, the Group reduced its equity interest in Avenida Inc. S.A., as a result of which it changed its valuation method to fair value.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.          Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2015 and for the year ended June 30, 2015 was as follows:

	Shopping centers portfolio	Office buildings and other rental properties portfolio	Undeveloped parcels of land	Properties under development	Total
At July 1st, 2014
Costs	2,432,975	183,654	80,528	357,766	3,054,923
Accumulated depreciation	(1,273,860)	(27,571)	-	-	(1,301,431)
Net book amount	1,159,115	156,083	80,528	357,766	1,753,492
Year ended June 30, 2015
Opening net book amount	1,159,115	156,083	80,528	357,766	1,753,492
Additions (iii)	60,377	2,486,720	90,589	186,459	2,824,145
Transfers to property, plant and equipment	(140)	-	-	(8,779)	(8,919)
Transfers to trading properties	(3,107)	-	-	-	(3,107)
Transfers (ii)	484,958	23,080	25,331	(533,369)	-
Disposals (iv)	(114)	(239,787)	(1,666)	(2,077)	(243,644)
Depreciation charge	(97,855)	(68,087)	-	-	(165,942)
Book amount at the end of the year	1,603,234	2,358,009	194,782	-	4,156,025
At June 30, 2015
Costs	2,974,949	2,453,667	194,782	-	5,623,398
Accumulated depreciation	(1,371,715)	(95,658)	-	-	(1,467,373)
Net book amount	1,603,234	2,358,009	194,782	-	4,156,025
Period ended September 30, 2015
Opening net book amount	1,603,234	2,358,009	194,782	-	4,156,025
Additions	45,971	607	-	-	46,578
Disposals (iv)	-	(160,711)	-	-	(160,711)
Depreciation charge (i)	(29,873)	(25,826)	-	-	(55,699)
Closing net book amount	1,619,332	2,172,079	194,782	-	3,986,193
At September 30, 2015
Costs	3,020,920	2,293,563	194,782	-	5,509,265
Accumulated depreciation	(1,401,588)	(121,484)	-	-	(1,523,072)
Net book amount	1,619,332	2,172,079	194,782	-	3,986,193

(i)   As of September 30, 2015, depreciation charges were included in “Costs” in the Unaudited Statements of Comprehensive Income (Note 28).

(ii)  Includes transfers due to the inauguration of Alto Comahue and Distrito Arcos Shopping Centers.

(iii) Includes additions due to the acquisition of assets to IRSA. See Note 3 to the Consolidated Financial Statements as of June 30, 2015.

(iv) Include disposals due to sale of functional units of Intercontinental Building as of September 30, 2015 and June 30, 2015.

The following amounts have been recognized in the statement of income:

	September 30, 2015	September 30, 2014
Rental and service income	589,331	390,534
Expenses collected and collective promotion fund	251,878	181,704
Costs of property operations	(355,999)	(244,880)
Gain from disposal of investment properties	155,868	-

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.          Investment properties  (Continued)

Borrowing costs incurred during the period ended September 30, 2014 of Ps. 2,034, were capitalized at the rate of the Company’s general borrowings, which amounts to 15%. Those costs correspond to Alto Comahue. Capitalization of financial costs has ceased since the completion of the shopping mall, therefore, financial costs have not been capitalized as of September 30, 2015.

Arcos del Gourmet

Injunction order:

On December 10, 2013, the Judicial Branch confirmed an injunction order that suspended the opening of the shopping center on the grounds that it did not have certain governmental permits in the context of two legal proceedings, where a final decision has been rendered for the company.

The plaintiff filed a petition for the continuation of the preliminary injunction by means of an extraordinary appeal of unconstitutionality which was by the lower and appellate courts; consequently, it filed an appeal with the Supreme Court of Justice of the Autonomous City of Buenos Aires, which so far has not rendered a decision.

Nowadays, the Shopping Center Distrito Arcos is open to the public and operating normally.

Concession Status:

The National State issued Executive Order 1723/2012 whereby several plots of land located in prior rail yards of Palermo, Liniers and Caballito rail stations ceased to be used for rail purposes, in order to be used for development of integral urbanization projects.

In this respect and as part of several measures related to other licensed persons and/or concessionaires, we have notified in the file of proceedings of the corresponding Resolution 170/2014 revoking the Contract for Readjustment of the Concession of Rights of use and Development number AF000261 issued by the Agencia de Administración de Bienes del Estado (State Assets Administration Office, or AABE in Spanish).

It should further be pointed out that such measure:

(i)     has not been adopted due to non-compliance of our controlled company;

(ii)    to date has not involved the interruption of the commercial development or operation of the shopping center, which continues to operate under normal conditions;

Notwithstanding the foregoing, Arcos del Gourmet S.A. has filed the relevant administrative resources (appeal) and has also filed a judicial action requesting that the revocation of such concession be overruled.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

10.          Investment properties  (Continued)

Furthermore, it has started a so-called “juicio de consignación”, that is an action where the plaintiff deposits with the court sums of money that the defendant refuses to accept. Under this legal action, the company has deposited in due time and form all rental payments under the Contract for Reformulation of the Concession of Rights of Use and Development, which the Company considers to have been unduly revoked.

The following is a summary of the Group´s investment properties by type as of September 30, 2015 and June 30, 2015:

	Net book amount
Name	September 30, 2015	June 30, 2015
Shopping Centers Portfolio:
Abasto	110,986	109,159
Alto Palermo Shopping	82,853	84,171
Alto Avellaneda	50,549	49,245
Paseo Alcorta	40,004	40,083
Alto Noa	13,249	12,146
Buenos Aires Design	7,694	8,735
Patio Bullrich	62,365	63,103
Alto Rosario	62,793	63,431
Mendoza Plaza	59,639	61,168
Dot Baires Shopping	400,429	404,533
Córdoba Shopping	50,749	48,566
Distrito Arcos	243,198	229,800
Alto Comahue	311,369	303,868
Patio Olmos	25,988	26,524
Soleil Premium Outlet	83,303	84,301
Ocampo parking space	14,164	14,401
Shopping centers portfolio	1,619,332	1,603,234
Office and other rental properties portfolio:
Abasto offices	10,309	11,084
Alto Palermo Shopping Annex	30,818	31,431
Dot building	118,528	119,384
Anchorena 665	11,666	11,727
Zelaya 3102	1,442	1,442
Suipacha 664	120,375	123,212
Bouchard 710	506,386	510,002
Intercontinental building (i)	220,267	388,446
República building	688,854	695,019
Della Paolera 265	523,032	526,811
Office and other rental properties portfolio	2,231,677	2,418,558
Undeveloped parcels of land:
Building annexed to DOT	25,336	25,336
Luján plot of land	41,972	41,972
Caballito – Ferro	36,890	36,890
Intercontinental Plot of Land Tower B	90,584	90,584
Undeveloped parcels of land	194,782	194,782
Total	4,045,791	4,216,574

(i)     The breakdown of investment properties as of September 30, 2015 and June 30, 2015 includes property, plant and equipment in the amount of Ps. 59,598 and Ps. 60,549, respectively that reflect offices used by the Group.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

11.          Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-month period ended September 30, 2015 and for the year ended June 30, 2015 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total
At July 1st, 2014
Costs	13,809	12,438	84,986	291	56	111,580
Accumulated depreciation	(10,624)	(8,344)	(68,769)	(291)	-	(88,028)
Net book amount	3,185	4,094	16,217	-	56	23,552
Year ended June 30, 2015
Opening net book amount	3,185	4,094	16,217	-	56	23,552
Additions (ii)	61,192	2,586	22,687	2,863	-	89,328
Transfers from investment properties	-	3,618	5,301	-	-	8,919
Disposal of unused assets	-	(46)	-	-	-	(46)
Depreciation charge	(2,801)	(1,110)	(7,971)	(477)	-	(12,359)
Book amount at the end of the year	61,576	9,142	36,234	2,386	56	109,394
At June 30, 2015
Costs	75,001	18,596	112,974	3,154	56	209,781
Accumulated depreciation	(13,425)	(9,454)	(76,740)	(768)	-	(100,387)
Net book amount	61,576	9,142	36,234	2,386	56	109,394
Period ended September 30, 2015
Opening net book amount	61,576	9,142	36,234	2,386	56	109,394
Additions	-	507	3,321	-	-	3,828
Depreciation charge (i)	(1,209)	(361)	(3,076)	(143)	-	(4,789)
Closing net book amount	60,367	9,288	36,479	2,243	56	108,433
At September 30, 2015
Costs	75,001	19,103	116,295	3,154	56	213,609
Accumulated depreciation	(14,634)	(9,815)	(79,816)	(911)	-	(105,176)
Net book amount	60,367	9,288	36,479	2,243	56	108,433

(i)   As of September 30, 2015, depreciation charges were included in “Costs” for Ps. 3,768, in “General and administrative expenses” for Ps. 975 and in “Selling expenses“ for Ps. 46 in the Unaudited Statement of Comprehensive Income (Note 28).

(ii)  Includes additions due to the acquisition of assets to IRSA. See Note 3 to the Consolidated Financial Statements as of June 30, 2015.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

12.          Trading properties

Changes in trading properties for the three-month period ended September 30, 2015 and for the year ended June 30, 2015 were as follows:

	Completed properties	Undeveloped sites	Total
At July 1st, 2014	2,712	6,827	9,539
Transfers	-	3,107	3,107
Disposals / Sales (i)	(925)	-	(925)
At June 30, 2015	1,787	9,934	11,721
Disposals / Sales (ii) (Note 28)	(1,400)	-	(1,400)
At September 30, 2015	387	9,934	10,321

(i)   As of June 30, 2015, corresponds to the sale of functional units (apartments and parking spaces) of Condominio I and II.

(ii)  As of September 30, 2015 corresponds to the sale of Entre Ríos 465/9 apartment.

Breakdown of current and non-current Company’s trading properties is as follow:

	September 30, 2015	June 30, 2015
Non-current	7,167	8,567
Current	3,154	3,154
	10,321	11,721

The following is a summary of the Group's trading properties by type as of September 30, 2015 and June 30, 2015:

	Net book amount
Description	September 30, 2015	June 30, 2015	Date of acquisition
Undeveloped sites:
Air space Coto	6,024	6,024	sep-97
Córdoba Plot of land	3,107	3,107	may-15
Residential project Neuquén	803	803	may-06
Total undeveloped sites	9,934	9,934

Completed properties:
Condominios I	21	21	apr-11
Condominios II	366	366	nov-13
Entre Ríos 465/9 apartment	-	1,400	nov-13
Total completed properties	387	1,787
Total	10,321	11,721

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

13.          Intangible assets

Changes in the Group’s intangible assets for the three-month period ended September 30, 2015 and for the year ended June 30, 2015 were as follows:

	Goodwill	Software	Rights of use (ii)	Right to receive units ("Barters") (iii)	Others	Total
At July 1st, 2014
Costs	506	14,779	20,873	32,872	11,861	80,891
Accumulated amortization	-	(14,283)	-	-	(854)	(15,137)
Net book amount	506	496	20,873	32,872	11,007	65,754
Year ended June 30, 2015
Opening net book amount	506	496	20,873	32,872	11,007	65,754
Additions	-	467	-	5,409	-	5,876
Disposals	(506)	-	-	-	-	(506)
Amortization charge	-	(490)	(471)	-	(1,148)	(2,109)
Book amount at the end of the year	-	473	20,402	38,281	9,859	69,015
At June 30, 2015
Costs	-	15,246	20,873	38,281	11,861	86,261
Accumulated amortization	-	(14,773)	(471)	-	(2,002)	(17,246)
Net book amount	-	473	20,402	38,281	9,859	69,015
Period ended September 30, 2015
Opening net book amount	-	473	20,402	38,281	9,859	69,015
Amortization charge (i)	-	(57)	(235)	-	(548)	(840)
Closing net book amount	-	416	20,167	38,281	9,311	68,175
At September 30, 2015
Costs	-	15,246	20,873	38,281	11,861	86,261
Accumulated amortization	-	(14,830)	(706)	-	(2,550)	(18,086)
Net book amount	-	416	20,167	38,281	9,311	68,175

(i)   As of September 30, 2015, amortization charge is included in “Costs” in the Unaudited Statements of Comprehensive Income (Note 28). There are no impairment charges for any of the reported periods / years.

(ii)  Corresponds to Distrito Arcos. Depreciation began in January, 2015, upon delivery of the shopping mall.

(iii) Correspond to receivables in kind representing the right to receive residential apartments in the future by way of barter agreements.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

14.          Inventories

Company’s inventories as of September 30, 2014 and June 30, 2015 were as follows:

	September 30, 2015	June 30, 2015
Current
Materials and others items of inventories	15,171	15,347
Total inventories	15,171	15,347

15.          Financial instruments by category

Determination of fair values

IFRS 9 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels.

In the case of Level 1, valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can refer to at the date of valuation. A market is deemed active if transactions of assets or liabilities take place with sufficient frequency and sufficient quantity. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds, derivatives, bonds and non-convertible notes for which quoted prices in active markets are available. In the case of shares, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. The financial instruments the Group has allocated to this level comprise derivative financial instruments.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors which any market player would consider in their pricing. The Group uses the best available information for this, including internal company data. As of September 30, 2015, the company has determined that Arcos del Gourmet S.A.’s stock option is a Level 3 financial instrument, with a fair value of zero at the end of the period.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

15.       Financial instruments by category (Continued)

The Group’s Finance Division has a team in place in charge of estimating valuation of financial assets required to be reported in the financial statements, including the fair value of Level 3 instruments. The team directly reports to the Chief Financial Officer (CFO). The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports. According to the Group’s policy, transfers among the several categories of valuation tiers are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer. Since June 30, 2015, there have been no transfers between the several tiers used in estimating the different levels of fair value of the Group’s financial instruments.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of September 30, 2015 and June 30, 2015 and their allocation to the fair value hierarchy:

	September 30, 2015
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT S.A.	73,474	-	-	73,474
- Investment in equity securities in Avenida Inc. S.A.	106,118	-	-	106,118
- Mutual funds	362,812	-	-	362,812
- Government bonds	152,912	-	-	152,912
- Bonds issued by Banco Macro	1,827	-	-	1,827
- Non-convertible notes related parties	76,045	-	-	76,045
Total Assets	773,188	-	-	773,188

	September 30, 2015
	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at fair value through profit or loss:
- Foreign-currency forward contracts	-	2,184	-	2,184
Total Liabilities	-	2,184	-	2,184

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

15.       Financial instruments by category (Continued)

	June 30, 2015
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	71,470	-	-	71,470
- Investments in equity securities in Avenida Inc. S.A	102,316	-	-	102,316
- Mutual funds	107,977	-	-	107,977
- Government bonds	79,555	-	-	79,555
- Bonds issued by Banco Macro	1,789	-	-	1,789
- Non-convertible notes related parties	74,928	-	-	74,928
Total Assets	438,035	-	-	438,035

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Foreign-currency forward contracts	Present value method	Theoretical price	Money market curve; Interest curve; Foreign exchange curve.

Arcos del Gourmet S.A. purchase option	Discounted cash flow	-	Projected revenues and discount rate

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.          Trade and other receivables

The following table shows the amounts of Trade and other receivables as of September 30, 2015 and June 30, 2015:

	September 30, 2015	June 30, 2015
Non-current
Leases and services receivables	3,190	3,000
Averaging of scheduled rent escalation	58,135	53,044
Properties sales receivables	163	192
Less: Allowance for doubtful accounts	(2,208)	(2,208)
Total Non-current trade receivables	59,280	54,028
Prepayments	12,329	11,274
VAT receivables	23,200	23,568
Others	1,230	1,561
Total Non-current other receivables	36,759	36,403
Total Non-current trade and other receivables	96,039	90,431
Current
Leases and services receivables	265,695	253,514
Averaging of scheduled rent escalation	85,975	85,674
Deferred checks received	233,834	233,312
Properties sales receivables	588	537
Consumer financing receivables	14,584	14,620
Debtors under legal proceedings	62,162	60,919
Less: Allowance for doubtful accounts	(86,388)	(82,295)
Total Current trade receivables	576,450	566,281
Prepayments	97,286	92,481
VAT receivables	1,798	1,853
Loans	6,531	10,750
Other tax receivables	3,776	4,867
Advance payments	45,632	43,386
Others	13,227	11,197
Less: Allowance for other receivables	(165)	(165)
Total Current other receivables	168,085	164,369
Related parties (Note 33)	250,217	77,366
Total Current trade and other receivables	994,752	808,016
Total trade and other receivables	1,090,791	898,447

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

16.          Trade and other receivables (Continued)

Movements on the Group’s allowance for doubtful accounts and other receivables are as follows:

	September 30, 2015	June 30, 2015
Beginning of the period / year	84,668	73,807
Additions (Note 28)	6,689	22,653
Unused amounts reversed (Note 28)	(2,570)	(10,489)
Used during the period / year	(26)	(1,303)
End of the period / year	88,761	84,668

The additions and unused amounts reversed of allowance for doubtful accounts and other receivables have been included in “Selling expenses” in the unaudited statement of comprehensive income (Note 28). Amounts charged to the provision account are generally written off, when there is no expectation of recovering.

17.          Investments in financial assets

The following table shows the amounts of investments in financial assets as of September 30, 2015 and June 30, 2015:

	September 30, 2015	June 30, 2015
Non-current
Financial assets at fair value through profit or loss:
Investment in equity securities in Avenida Inc. S.A.	106,118	102,316
Investment in equity securities in TGLT S.A	73,474	71,470
Non-convertible notes related parties (Note 33)	58,019	-
Financial assets at amortized cost:
Non-convertible notes related parties (Note 33)	94,907	79,760
Total Non-current	332,518	253,546
Current
Financial assets at fair value through profit or loss:
Mutual funds (ii)	359,618	105,977
Non-convertible notes related parties (Note 33)	18,026	74,928
Bonds issued by Banco Macro	1,827	1,789
Government bonds (i)	152,912	79,555
Financial assets at amortized cost:
Non-convertible notes related parties (Note 33)	105	30,071
Total Current	532,488	292,320
Total investments in financial assets	865,006	545,866

(i)   It includes securities granted as collateral for loans. See note 22.

(ii)  It includes shares granted as collateral to transact foreign currency future contracts.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

18.          Cash and cash equivalents information

The following table shows the amounts of cash and cash equivalents as of September 30, 2015 and June 30, 2015:

	September 30, 2015	June 30, 2015
Cash at bank and on hand	588,148	301,499
Mutual funds	3,194	2,000
Total cash and cash equivalents	591,342	303,499

Following is a detailed description of cash flows generated by the Group’s operations for the three-month periods ended September 30, 2015 and 2014:

	Note	September 30, 2015	September 30, 2014
Income for the period		111,132	156,258
Adjustments for:
Income tax expense	24	61,499	70,722
Depreciation and amortization	28	61,328	25,920
Loss / (Gain) from disposal of trading properties		241	(3,134)
Gain from disposal of equity interest in associates	30	-	(8,758)
Gain from disposal of investment properties		(155,868)	-
Provision for directors’ fees		28,410	15,839
Long-term incentive program	32	4,542	9,604
Loss from derivative financial instruments	31	11,549	2,912
Fair value loss of financial assets at fair value through profit or loss	31	149,389	2,918
Financial results, net		221,323	80,327
Doubtful accounts, net	28	4,119	1,875
Provisions, net	21	1,507	(1,081)
Share of (profit) / loss of associates and joint ventures	8,9	2,642	(23,256)
Unrealized foreign exchange loss, net		(8,791)	(5,255)
Changes in operating assets and liabilities:
Decrease (Increase) in inventories	14	176	(1,436)
Decrease in trading properties	12	1,159	3,642
Increase in trade and other receivables	16	(50,116)	(12,708)
Increase in trade and other payables	19	49,973	45,590
Decrease in payroll and social security liabilities	20	(54,015)	(45,878)
Uses in provisions	21	(428)	(120)
Net cash generated from operating activities before income tax paid		439,771	313,981

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

18.        Cash and cash equivalents information (Continued)

	September 30, 2015	September 30, 2014
Non-cash transactions
Payments of loans through dividends receivable	-	2,625
Financed purchase of property, plant and equipment	1,026	458
Increase in related parties borrowing through the sale of government bonds	140,000	-

19.          Trade and other payables

The following table shows the amounts of trade and other payables as of September 30, 2015 and June 30, 2015:

	September 30, 2015	June 30, 2015
Non-current
Rent and service payments received in advance	61,688	61,715
Admission rights	154,411	146,036
Tenant deposits	3,518	6,044
Total Non-current trade payables	219,617	213,795
Tax payment plans	19,405	20,606
Other income to be accrued	7,296	7,420
Others	5,954	5,953
Total Non-current other payables	32,655	33,979
Related parties (Note 33)	894	38
Total Non-current trade and other payables	253,166	247,812
Current
Trade payables	54,834	65,912
Accrued invoices	116,536	92,251
Customer advances	4,235	4,493
Rent and service payments received in advance	199,583	185,991
Admission rights	149,118	142,709
Tenant deposits	16,482	13,283
Current trade payables	540,788	504,639
VAT payables	50,199	39,615
Withholdings payable	21,888	25,070
Other tax payables	6,495	9,373
Other income to be accrued	495	495
Tax payment plans	3,965	4,182
Dividends	7,374	50,147
Others	3,695	3,692
Total Current other payables	94,111	132,574
Related parties (Note 33)	201,788	164,938
Current trade and other payables	836,687	802,151
Total trade and other payables	1,089,853	1,049,963

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

20.          Payroll and social security liabilities

The following table shows the amounts of payroll and social security liabilities as of September 30, 2015 and June 30, 2015:

	September 30, 2015	June 30, 2015
Current
Provision for vacation, bonuses and others	31,476	78,794
Social security payable	9,463	15,899
Total payroll and social security liabilities	40,939	94,693

21.          Provisions

The following table shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Investments in joint ventures (*)	Total
At July 1, 2014	24,974	59	25,033
Increases	19,774	-	19,774
Recovery	(9,913)	-	(9,913)
Used during the year	(1,813)	-	(1,813)
Share of loss of joint ventures	-	(59)	(59)
At June 30, 2015	33,022	-	33,022
Increases (Note 30)	3,063	-	3,063
Recovery (Note 30)	(1,556)	-	(1,556)
Used during the period	(428)	-	(428)
At September 30, 2015	34,101	-	34,101

(*)  Correspond to equity interests in joint ventures with negative equity.

Breakdown of current and non-current provisions is as follows:

	September 30, 2015	June 30, 2015
Non-current	9,551	9,392
Current	24,550	23,630
	34,101	33,022

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

22.          Borrowings

The following table shows the Company's borrowings as of September 30, 2015 and June 30, 2015:

						Book value
	Secured/ unsecured	Currency	Fixed / Floating	Effective interest rate %	Nominal value	September 30, 2015	June 30, 2015
Non-current
NCN Series I due 2017 (Note 33)	Unsecured	USD	Fixed	7.875%	120,000	1,113,526	1,073,831
NCN Class I due 2017	Unsecured	Ps.	Fixed / Floating	(vii)	407,260	405,869	-
Finance leases	Secured	USD	Fixed	(v)	309	1,818	1,216
Banco Citibank N.A. loan (iv)	Unsecured	Ps.	Fixed	(iv)	13,594	6,386	8,158
Related parties (Note 33)	Unsecured	USD	Fixed	8.50%		2,321,581	2,239,283
Non-current borrowings						3,849,180	3,322,488
Current
NCN Series I due 2017 (Note 33)	Unsecured	USD	Fixed	7.875%	120,000	33,431	11,067
NCN Class I due 2017	Unsecured	Ps.	Fixed / Floating	(vii)	407,260	908	-
Banco Provincia de Buenos Aires loans (ii)	Unsecured	Ps.	Fixed	(ii)	148,222	146,064	6,468
Syndicated loans (i)	Unsecured	Ps.	Fixed	(i)	50,129	50,058	75,485
Banco Citibank N.A. loan (iv)	Unsecured	Ps.	Fixed	(iv)	13,594	7,008	5,855
Repurchase agreement with haircut (viii)	Secured	Ps.	Fixed	(viii)	37,443	38,170	-
Bank overdrafts (iii)	Unsecured	Ps.	Floating	(iii)	-	156,922	274,348
Finance leases	Secured	USD	Fixed	(v)	309	1,466	1,381
Related parties (Note 33)	Unsecured	Ps. / USD	Fixed / Floating	(vi)		50,433	96,651
Total current borrowings						484,460	471,255
Total borrowings						4,333,640	3,793,743

(i)       On November 16, 2012, the Company subscribed a syndicated loan for Ps. 118,000. Principal is payable in nine quarterly consecutive installments and accrue a 15.01% rate. On June 12, 2013, the Company subscribed a new syndicated loan for Ps. 111,000. Principal is payable in nine quarterly consecutive installments and accrue at 15.25% rate. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario with a one year grace period to start repayment (Note 33).

(ii)   On December 12, 2012, the Company subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal is payable in nine quarterly consecutive installments starting December 2013 and with a one year grace period to start repayment. On September 30, 2015, the Company subscribed a new loan with Banco Provincia for Ps. 145 million. Principal shall be payable in twelve quarterly and consecutive installments and shall accrue interest at a 23% rate.

(iii)   Granted by diverse financial institutions. They accrue interest rates ranging from 20% to 24.5% annually, and are due within a maximum term of three months from the closing date of each period.

(iv)  On December 23, 2013, the Company subscribed a loan with Banco Citibank N.A. for Ps. 5.9 million and accrue interest at rate of 15.25%. Principal is payable in nine quarterly consecutive installments starting in December 2014. Additionally, on December 30, 2014, the Company subscribed a new loan with Banco Citibank N.A. for Ps. 10.3 million and accrue interest at rate of 26.50%. Principal is payable in nine quarterly consecutive installments starting in December 2015.

(v)   They accrue interest rates ranging from 3.2% to 14.3% annually.

(vi)  It includes credit lines with Nuevo Puerto Santa Fe e IRSA that bear interest at Badlar and at a fixed rate of 8.50%, respectively.

(vii)  On September 18, 2015 IRSA Propiedades Comerciales S.A. issued non-convertible notes Class I at a mixed rate with a maturity of 18 months for an amount of Ps. 407.3 million. The first three months the interest rate will be fixed at 26.5% and from the fourth month until maturity pricing will be Badlar plus four basis points. Interest will be paid quarterly and principal will be repaid in full at maturity. See note 3.

(viii) During the quarter ended September 30, 2015, loans were taken in the stock market for terms ranging between seven and thirty days at rates ranging between 20.38% and 24% collateralized by securities.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

23.          Derivative financial instruments

The following table shows the derivative financial instruments as of September 30, and June 30, 2015:

	September 30, 2015	June 30, 2015
Liabilities
Current
Foreign-currency forward contracts	2,184	-
Total current derivative financial instruments	2,184	-
Total derivative financial instruments	2,184	-

24.          Current and deferred income tax

The details of the provision for the Group’s income tax as of September 30, 2015 and 2014 are as follows:

	September 30, 2015	September 30, 2014
Current income tax	62,112	75,707
Deferred income tax	(613)	(4,985)
Income tax expense	61,499	70,722

The statutory tax rates in the countries where the Group operates for all of the periods presented are:

Tax jurisdiction	Income tax rate
Argentina	35%
Uruguay	0%

Movements on the deferred tax account are as follows:

	September 30, 2015 Asset / (Liability)	June 30, 2015 Asset / (Liability)
Beginning of the period / year	(55,471)	(67,452)
Income tax	613	11,981
End of the period / year	(54,858)	(55,471)

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

24.       Current and deferred income tax (Continued)

The Group did not recognize deferred income tax assets of Ps. 7 and Ps. 5 as of September 30, and June 30, 2015, respectively. Although management estimates that, once operational, the business will generate sufficient income, pursuant to IAS 12, management has determined that, as a result of the recent loss history and the lack of verifiable and objective evidence due to the subsidiary’s limited operating history, there is sufficient uncertainty as to the generation of sufficient income to be able to offset the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Profit Before Income Tax for the three month periods ended September 30, 2015 and 2014:

	September 30, 2015	September 30, 2014
Tax calculated at the tax rates applicable to profits in the respective countries (1)	58,752	69,591
Tax effects of:
Share of profit of associates and joint ventures	925	(1,248)
Others	1,822	2,379
Income tax expense	61,499	70,722

(i)   It does not include Uruguayan-source income.

25.          Shareholders’ Equity

Special Reserve

Pursuant to CNV General Ruling N° 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

Dividends paid in the period

The dividends paid during the period ended September 30, 2015 pertaining to distributions approved by Shareholders’ meeting for fiscal year 2014 amounted to Ps. 42,773.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

26.          Revenues

For the three-month periods ended September 30, 2015 and 2014:

	September 30, 2015	September 30, 2014

Base rent	338,736	213,107
Contingent rent	137,895	86,559
Admission rights	45,015	34,600
Parking fees	36,904	24,799
Averaging of scheduled rent escalation	5,391	6,876
Letting fees	15,406	14,135
Property management fees	8,053	6,206
Others	1,931	4,252
Rental and service income	589,331	390,534
Sale of trading properties	1,159	3,642
Income from sale of properties	1,159	3,642
Other revenue	28	55
Other revenue	28	55
Total income from sales, rents and services	590,518	394,231
Expenses and collective promotion fund	251,878	181,704
Total income from expenses collected and collective promotion funds	251,878	181,704
Total revenues	842,396	575,935

27.          Costs

For the three-month periods ended September 30, 2015 and 2014:

	September 30, 2015	September 30, 2014
Service charge expense and other operating costs	355,999	244,880
Total cost of property operations	355,999	244,880
Cost of sale of trading properties	2,351	992
Total cost of sale of trading properties	2,351	992
Other costs from consumer financing	32	74
Total other costs from consumer financing	32	74
Total costs (Note 28)	358,382	245,946

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28.          Expenses by nature

For the three-month period ended September 30, 2015:

	Costs
	Charges for services and other operating cost	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 29)	108,715	-	-	9,962	3,838	122,515
Maintenance, security, cleaning, repairs and others	85,256	723	-	1,787	78	87,844
Amortization and depreciation	60,289	18	-	975	46	61,328
Advertising and other selling expenses	53,636	-	-	-	3,428	57,064
Taxes, rates and contributions	29,242	125	-	564	22,701	52,632
Directors’ fees	-	-	-	31,421	-	31,421
Other expenses	14,175	5	-	3,787	220	18,187
Fees and payments for services	624	40	32	4,202	866	5,764
Leases and expenses	4,062	40	-	635	4	4,741
Allowance for doubtful accounts and other receivables (charge and recovery)	-	-	-	-	4,119	4,119
Cost of sale of properties	-	1,400	-	-	-	1,400
Total expenses by nature	355,999	2,351	32	53,333	35,300	447,015

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

28.       Expenses by nature (Continued)

For the three-month period ended September 30, 2014:

	Costs
	Charges for services and other operating cost	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 29)	86,895	-	-	3,785	1,843	92,523
Maintenance, security, cleaning, repairs and others	63,315	386	-	488	46	64,235
Amortization and depreciation	25,675	-	-	218	27	25,920
Advertising and other selling expenses	31,889	-	-	-	1,074	32,963
Taxes, rates and contributions	18,480	83	-	336	13,753	32,652
Directors’ fees	-	-	-	15,839	-	15,839
Other expenses	6,178	2	9	1,394	16	7,599
Fees and payments for services	7,279	-	65	3,412	622	11,378
Leases and expenses	5,169	13	-	388	42	5,612
Allowance for doubtful accounts and other receivables (charge and recovery)	-	-	-	-	1,875	1,875
Cost of sale of properties	-	508	-	-	-	508
Total expenses by nature	244,880	992	74	25,860	19,298	291,104

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

29.          Employee costs

For the three-month periods ended September 30, 2015 and 2014:

	September 30, 2015	September 30, 2014
Salaries, bonuses and social security costs	117,973	82,919
Shared-based compensation (Note 32)	4,542	9,604
Employee costs	122,515	92,523

30.          Other operating results, net

For the three-month periods ended September 30, 2015 and 2014:

	September 30, 2015	September 30, 2014
Donations	(2,253)	(3,280)
Lawsuits (Note 21)	(1,507)	1,081
Others	(1,043)	(700)
Gain from sale of interest in associates	-	8,758
Total other operating results, net	(4,803)	5,859

31.          Financial results, net

For the three-month periods ended September 30, 2015 and 2014:

	September 30, 2015	September 30, 2014
Finance income:
- Interest income	17,736	13,668
- Foreign exchange	16,685	15,869
Finance income	34,421	29,537
Finance costs:
- Interest expense	(105,697)	(67,163)
- Foreign exchange	(122,917)	(36,322)
- Other finance costs	(16,042)	(9,222)
Subtotal finance costs	(244,656)	(112,707)
Less: Capitalized finance costs	-	2,034
Finance costs	(244,656)	(110,673)
Other financial results:
- Fair value gain of financial assets at fair value through profit or loss	(149,389)	(2,918)
- Loss from derivative financial instruments	(11,549)	(2,912)
Other financial results	(160,938)	(5,830)
Total financial results, net	(371,173)	(86,966)

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

32.          Long-term incentive plan

Equity Incentive Plan

For the three-month periods ended September 30, 2015 and 2014 the Group incurred a charge of Ps. 4,542 and Ps. 9,604, respectively, related to the awards granted under the equity incentive plan. During the three-month period ended September 30, 2015, our controlling company IRSA and its controlling company Cresud S.A.C.I.F. y A. granted our employees 399,146 shares and 85,800 shares, respectively. The debt related to such share grants is recorded under Trade receivables and other receivables with related parties (Note 33).

33.          Related Party transactions

During the normal course of business, the Company conducts transactions with different entities or parties related to it. An individual or legal entity is considered a related party where:

-     An entity, individual or close relative of such individual or legal entity exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its controlling company.

-     An entity is a subsidiary, associate or joint venture of the entity or its controlling or controlled company.

The main transactions conducted with related parties are described in the annual Financial Statements for the fiscal year ended June 30, 2015.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

33.   Related Party transactions (Continued)

The following is a summary of the balances with related parties as of September 30, 2015:

Related party	Description of Transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Direct parent Company
IRSA Inversiones y Representaciones	Reimbursement of expenses	-	-	36,011	-	(574)	-	-
Sociedad Anónima (IRSA)	Corporate services	-	-	21,610	-	-	-	-
	Leases’ collections	-	-	825	-	-	-	-
	Notes	58,019	18,026	-	-	-	(37,195)	(1,146)
	Borrowings	-	-	180,116	-	-	-	-
	Long-term incentive plan	-	-	-	-	(65,250)	-	-
	Leases and/or rights of spaces’ use	-	-	88	-	-	-	-
	Sale of properties (i)	-	-	-	-	-	(2,321,581)	(42,206)
Total direct parent company		58,019	18,026	238,650	-	(65,824)	(2,358,776)	(43,352)
Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	-	(5,976)	-	-
	Equity incentive plan	-	-	-	-	(18,580)	-	-
	Corporate services	-	-	-	-	(38,562)	-	-
	Leases	-	-	1,121	-	-	-	-
	Non-Convertible Notes	94,907	105	-	-	-	-	-
Total direct parent company of IRSA		94,907	105	1,121	-	(63,118)	-	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	Reimbursement of expenses	-	-	1,369	-	-	-	-
	Leases and/or rights of spaces’ use	-	-	-	(10)	(500)	-	-
Total associates of IRSA Propiedades Comerciales		-	-	1,369	(10)	(500)	-	-
Joint ventures of IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	1,096	-	-	-	-
	Management fees	-	-	3,043	-	-	-	-
	Leases’ collections	-	-	-	-	(4)	-	-
	Leases and/or rights of spaces’ use	-	-	-	-	(735)	-	-
	Borrowings	-	-	-	-	-	-	(8,227)
Entretenimiento Universal S.A.	Reimbursement of expenses	-	-	67	-	-	-	-
	Borrowings	-	-	84	-	-	-	-
Entertainment Holdings S.A.	Reimbursement of expenses	-	-	138	-	-	-	-
	Borrowings	-	-	75	-	-	-	-
Quality Invest S.A.	Reimbursement of expenses	-	-	30	-	-	-	-
	Management fees	-	-	22	-	-	-	-
Total joint ventures of IRSA Propiedades Comerciales		-	-	4,555	-	(739)	-	(8,227)

`

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

33.   Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	-	1	-	-	-	-
Nuevas Fronteras S.A.	Reimbursement of expenses	-	-	30	-	-	-	-
	Hotel services	-	-	-	-	(21)	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	2	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	117	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	211	-	-	-	-
Total subsidiaries of IRSA		-	-	361	-	(21)	-	-

Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	96	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Other liabilities		-	-	-	(2,575)	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	-	-	(3)	-	-
Total subsidiaries of Cresud		-	-	96	-	(2,578)	-	-

Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	-	(272)	-	-
	Advances	-	-	-	-	(50)	-	-
	Leases and/or rights of spaces’ use..	-	-	348	-	-	-	-
	Commissions per stands	-	-	68	-	-	-	-
	Borrowings	-	-	-	-	-	-	(10,728)
Banco de Crédito y Securitización	Reimbursement of expenses	-	-	36	-	-	-	-
Total associate of IRSA		-	-	452	-	(322)	-	(10,728)

Joint venture of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	-	-	(6)	-	-
Total joint venture of IRSA		-	-	-	-	(6)	-	-

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

33.   Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Other related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	-	779	-	-	-	-
	Borrowings	-	-	5	-	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	174	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	121	-	-	-	-
	Borrowings	-	-	761	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	385	-	(560)	-	-
Austral Gold S.A.	Reimbursement of expenses	-	-	472	-	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	99	-	(10)	-	-
	Leases and/or rights of spaces’ use	-	-	778	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	39	-	-	-	-
Total other related parties		-	-	3,613	-	(570)	-	-

Directors
Directors	Fees	-	-	-	(872)	(68,097)	-	-
	Reimbursement of expenses	-	-	-	-	(13)	-	-
	Guarantee deposits	-	-	-	(12)	-	-	-
Total directors		-	-	-	(884)	(68,110)	-	-
Total		152,926	18,131	250,217	(894)	(201,788)	(2,358,776)	(62,307)

(i)    Corresponds to the debt arising from the acquisition of assets from our holding company. See Note 3 to the Group's Condensed Consolidated Financial Statements as of June 30, 2015.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

33.   Related Party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2015:

Related party	Description of Transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	Reimbursement of expenses	-	-	13,795	-	(600)	-	-
	Corporate services	-	-	12,558	-	-	-	-
	Non-Convertible Notes	-	74,928	-	-	-	(35,862)	(390)
	Sale of properties	-	-	-	-	-	(2,239,283)	(88,825)
	Equity incentive plan	-	-	-	-	(60,150)	-	-
	Leases and/or rights of spaces’ use	-	-	765	-	-	-	-
	Borrowings	-	-	38,291	-	-	-	-
Total direct parent company		-	74,928	65,409	-	(60,750)	(2,275,145)	(89,215)

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	-	(5,584)	-	-
	Equity incentive plan	-	-	-	-	(16,575)	-	-
	Corporate services	-	-	-	-	(35,106)	-	-
	Leases and/or rights of spaces’ use	-	-	264	-	-	-	-
	Non-Convertible Notes	79,760	30,071	-	-	-	-	-
Total direct parent company of IRSA		79,760	30,071	264	-	(57,265)	-	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	Reimbursement of expenses.....	-	-	1,790	-	-	-	-
	Leases and/or rights of spaces’ use	-	-	-	(26)	(686)	-	-
Total Associates of IRSA Propiedades Comerciales		-	-	1,790	(26)	(686)	-	-

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

33.       Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Joint ventures of IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	543	-	-	-	-
	Leases’ collections	-	-	-	-	(4)	-	-
	Leases and/or rights of spaces’ use	-	-	-	-	(597)	-	-
	Management fees	-	-	2,644	-	-	-	-
	Borrowings	-	-	-	-	-	-	(7,826)
Quality Invest S.A.	Reimbursement of expenses	-	-	29	-	-	-	-
	Management fees	-	-	22	-	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	-	115	-	-	-	-
	Borrowings	-	-	80	-	-	-	-
Entertainment Holdings S.A.	Reimbursement of expenses	-	-	211	-	-	-	-
	Borrowings	-	-	72	-	-	-	-
Total Joint ventures of IRSA Propiedades Comerciales		-	-	3,716	-	(601)	-	(7,826)

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	-	5	-	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	-	2	-	(3)	-	-
	Hotel services	-	-	-	-	(22)	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	2	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	113	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	101	-	-	-	-
Total subsidiaries of IRSA		-	-	223	-	(25)	-	-

Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	115	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Other liabilities	-	-	-	-	(3,064)	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	1	-		-	-
Total subsidiaries of Cresud		-	-	116	-	(3,064)	-	-

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

33.             Related Party transactions (Continued)

Related party	Description of Transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	-	(62)	-	-
	Leases and/or rights of spaces’ use	-	-	762	-	-	-	-
	Borrowings	-	-	-	-	-	-	(15,783)
	Advances	-	-	-	-	(1,428)	-	-
	Commissions per stands	-	-	68	-	-	-	-
Banco de Crédito y Securitización	Reimbursement of expenses	-	-	1,766	-	-	-	-
Total associate of IRSA		-	-	2,596	-	(1,490)	-	(15,783)

Joint venture of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	-	-	(12)	-	-
Total joint venture of IRSA		-	-	-	-	(12)	-	-

Other related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	-	881	-	-	-	-
	Borrowings	-	-	5	-	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	131	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	250	-	-	-	-
	Borrowings	-	-	724	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	377	-	(472)	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	94	-	-	-	-
	Leases and/or rights of spaces’ use	-	-	750	-	-	-	-
Austral Gold	Reimbursement of expenses	-	-	3	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	37	-	-	-	-
Total other related parties		-	-	3,252	-	(472)	-	-

Directors
Directors	Fees	-	-	-	-	(40,558)	-	-
	Reimbursement of expenses	-	-	-	-	(15)	-	-
	Guarantee deposits	-	-	-	(12)	-	-	-
Total Directors		-	-	-	(12)	(40,573)	-	-
Total		79,760	104,999	77,366	(38)	(164,938)	(2,275,145)	(112,824)

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

33.     Related Party transactions (Continued)

The following is a summary of the results and transactions with related parties for the three-month period ended September 30, 2015:

Related party	Corporate services	Fees	Financial operations	Leases and/or rights of use	Donations	Letting fees and others
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	5,093	-	(130,229)	791	-	15
Total direct parent company	5,093	-	(130,229)	791	-	15

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(18,497)	-	5,575	373	-	-
Total direct parent company of IRSA	(18,497)	-	5,575	373	-	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	-	-	-	2,502	-	-
Total associates of IRSA Propiedades Comerciales	-	-	-	2,502	-	-

Other related parties
Estudio Zang, Bergel & Viñes	-	(1,003)	-	-	-	-
Fundación IRSA	-	-	-	-	96	-
Ogden Argentina S.A.	-	-	37	-	-	-
Hamonet S.A.	-	-	-	(46)	-	-
Isaac Elsztain e hijos S.A.	-	-	-	(88)	-	-
Total other related parties	-	(1,003)	37	(134)	96	-

Directors and Senior Management
Directors	-	(31,421)	-	-	-	-
Senior Management	-	(1,249)	-	-	-	-
Total Directors and Senior Management	-	(32,670)	-	-	-	-

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

33.      Related Party transactions (Continued)

Related party	Corporate services	Fees	Financial operations	Leases and/or rights of use	Donations	Letting fees and others
Joint ventures of IRSA Propiedades Comerciales
Quality Invest S.A.	-	54	-	-	-	-
Nuevo Puerto Santa Fe S.A.	-	523	(404)	(142)	-	-
Entretenimiento Universal S.A.	-	-	3	-	-	-
Entertainment Holdings S.A.	-	-	3	-	-	-
Total joint ventures of IRSA Propiedades Comerciales	-	577	(398)	(142)	-	-

Associates of IRSA
Banco Hipotecario S.A.	-	-	-	583	-	-
Banco Crédito y Securitización	-	-	-	1,259	-	-
Total associates of IRSA	-	-	-	1,842	-	-

Subsidiary of Cresud
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	-	-	-	94
Total subsidiary of Cresud	-	-	-	-	-	94
Total	(13,404)	(33,096)	(125,015)	5,232	96	109

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

33.       Related Party transactions (Continued)

The following is a summary of the results and transactions with related parties for the three-month period ended September 30, 2014:

Related party	Corporate services	Fees	Financial operations	Leases and/or rights of use	Donations
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	-	-	8,085	(1,584)	-
Total direct parent company	-	-	8,085	(1,584)	-

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(13,842)	-	(373)	(21)	-
Total direct parent company of IRSA	(13,842)	-	(373)	(21)	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	-	-	-	637	-
Total associates of IRSA Propiedades Comerciales	-	-	-	637	-

Other related parties
Estudio Zang, Bergel & Viñes	-	(528)	-	-	-
Fundación IRSA	-	-	-	-	(1,159)
Hamonet S.A.	-	-	-	(41)	-
Isaac Elsztain e hijos S.A.	-	-	-	(79)	-
Total other related parties	-	(528)	-	(120)	(1,159)

Directors and Senior Management
Directors	-	(15,839)	-	-	-
Senior Management	-	(1,425)	-	-	-
Total Directors and Senior Management	-	(17,264)	-	-	-

Joint ventures of IRSA Propiedades Comerciales
Quality Invest S.A.	-	54	-	-	-
Nuevo Puerto Santa Fe S.A.	-	310	(300)	(239)	-
Entertainment Holdings S.A.	-	-	3	-	-
Entretenimiento Universal S.A.	-	-	3	-	-
Total joint ventures of IRSA Propiedades Comerciales	-	364	(294)	(239)	-

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

33.        Related Party transactions (Continued)

Related party	Corporate services	Fees	Financial operations	Leases and/or rights of use	Donations
Associate of IRSA
Banco Hipotecario S.A.	-	-	(549)	148	-
Total associate of IRSA	-	-	(549)	148	-

Subsidiary of Cresud
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	108	-	-
Total subsidiary of Cresud	-	-	108	-	-

Subsidiary of IRSA
Tyrus S.A.	-	-	7,683	-	-
Total subsidiary of IRSA	-	-	7,683	-	-
Total	(13,842)	(17,428)	14,660	(1,179)	(1,159)

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

34.          CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 10 - Investment properties
Note 11 - Property, plant and equipment
Exhibit B - Intangible assets	Note 13 - Intangible assets
Exhibit C - Equity investments	Note 8 - Interest in joint ventures Note 9 - Interest in associates
Exhibit D - Other investments	Note 15 - Financial instruments by category
Note 17 - Investments in financial assets
Note 18 - Cash and cash equivalents
Exhibit E – Provisions	Note 16 - Trade and other receivables
Note 21 - Provisions
Exhibit F – Cost of sales and services provided	Note 12 - Trading properties
Note 27 - Costs
Exhibit G - Foreign currency assets and liabilities	Note 35 - Foreign currency assets and liabilities

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

35.          Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (*)	Amount of foreign currency (1)	Prevailing exchange rate (2)	Total as of 09.30.15	Amount of foreign currency	Prevailing exchange rate (2)	Total as of 06.30.15
Asset
Trade and other receivables
Uruguayan Pesos	22	0.322	7	12	0.334	4
US Dollar	5,334	9.322	49,723	5,626	8.988	50,569
Receivables with related parties
US Dollar	19,303	9.422	181,872	4,694	9.088	42,660
Total Trade and other receivables			231,602			93,233
Investments in financial assets
US Dollar	26,789	9.322	249,724	19,402	8.988	174,388
Investments with related parties
US Dollar	18,155	9.422	171,057	20,330	9.088	184,759
Total investments in financial assets			420,781			359,147
Cash and cash equivalents
Uruguayan Pesos	6	0.322	2	3	0.334	1
US Dollar	62,817	9.322	585,579	30,563	8.988	274,698
Pounds	-	-	-	1	14.134	21
Euros	13	10.404	140	14	10.005	138
Total cash and cash equivalents			585,721			274,858
Total Assets as of 09.30.15			1,238,104			-
Total Assets as of 06.30.15			-			727,238
Liabilities
Trade and other payables
US Dollar	4,808	9.422	45,303	4,006	9.088	36,406
Payables with related parties
US Dollar	4	9.422	39	5	9.088	50
Total trade and other payables			45,342			36,456
Borrowings
US Dollar	117,982	9.422	1,111,622	115,816	9.088	1,052,537
Borrowings with related parties
US Dollar	255,001	9.422	2,402,622	260,138	9.088	2,364,133
Total borrowings			3,514,244			3,416,670
Provisions
US Dollar	10	9.422	94	10	9.088	91
Total Provisions			94			91
Total Liabilities as of 09.30.15			3,559,680			-
Total Liabilities as of 06.30.15			-			3,453,217

(*)   The Company uses some complementary financial instruments with the purpose of reducing its expose to exchange rate movements.

(1)   Considering foreign currencies those that differ from each one of the Group´s companies´ functional currency at each period/year-end.

(2)   Exchange rate as of September 30 and June 30, 2015 according to Banco de la Nación Argentina.

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

36.          CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Group has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Home location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, C.A.B.A.
Iron Mountain Argentina S.A.	Pedro de Mendoza 2143, C.A.B.A.
Iron Mountain Argentina S.A.	Saraza 6135, C.A.B.A.
Iron Mountain Argentina S.A.	Azara 1245, C.A.B.A. (i)
Iron Mountain Argentina S.A.	Polígono Industrial Spegazzini, Au Ezeiza-Cañuelas KM 45
Iron Mountain Argentina S.A.	Cañada de Gómez 3825, C.A.B.A.

(i)   On February 5, 2014 there was a widely known fire in Iron Mountain Argentina’s warehouse S.A.. To the date of issuance of these Unaudited Financial Statements, the Group has not been notified whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Group, duly reported to the CNV on February 12, 2014, the information kept at the warehouse that were on fire do not appear to be sensitive or capable of affecting normal business operations.

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

37.          Subsequent events

Ordinary and Extraordinary Shareholders’ meeting

On October 30, 2015, the Company’s Annual Shareholders’ Meeting corresponding to the fiscal year ended June 30, 2015, approved the following issues, among others: (i) appropriate the sum of Ps. 283,580 to payment cash dividends; (ii) ratify the interim dividend approved by Shareholder's Meeting dated June 13, 2015 in the amount of Ps. 298,500; (iii) approve the Director's fees in the amount of Ps. 76,440 and (iv) approve the increase in the amount of the Global Issuance Program of Non-convertible Notes for a maximum outstanding amount up to USD 500,000, for an additional amount of USD 100,000. On November 3, 2015, the Company declared dividends in cash in the amount of Ps. 283.6 million, which payment will be effected starting from November 17, 2015.

Report of Independent Registered Public Accounting Firm

To the Shareholders, President and Directors of

IRSA PROPIEDADES COMERCIALES S.A.

We have reviewed the accompanying condensed interim consolidated statements of financial position of IRSA PROPIEDADES COMERCIALES S.A. and its subsidiaries as of September 30, 2015, and the related condensed interim consolidated statement of comprehensive income  for the three-month periods ended September 30, 2015 and 2014, the condensed interim consolidated statement of changes in shareholders’ equity and the condensed interim consolidated  statement of cash flows for the tree-month periods ended September 30,2015 and 2014. These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States).  A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed interim consolidated financial statements for them to be in conformity with International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34).

We previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position as of June 30, 2015, and the related consolidated statements of comprehensive income, of changes in shareholders’ equity, and of cash flows for the year then ended (not presented herein), and in our report dated October 23, 2015, we expressed an unqualified opinion on those consolidated financial statements.  In our opinion, the information set forth in the accompanying consolidated statement of financial position as of June 30, 2015, is fairly stated in all material respects in relation to the consolidated statement of financial position from which it has been derived.

Buenos Aires, Argentina	PRICE WATERHOUSE & Co. S.R.L.
November 09, 2015	By: /s/ Eduardo A. Loiácono
Eduardo A. Loiácono Partner

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Separate Financial Statements as of September 30, 2015 and for the three-month periods ended September 30, 2015 and 2014

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Separate Statements of Financial Position

as of September 30, 2015 and June 30, 2015

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

	Note	09.30.15	06.30.15
ASSETS
Non-Current Assets
Investment properties	6	2,893,135	3,078,080
Property, plant and equipment	7	91,843	92,739
Trading properties	8	6,364	7,764
Intangible assets	9	48,007	48,612
Investments in subsidiaries, associates and joint ventures	5	1,179,100	1,142,104
Trade and other receivables	12	369,738	379,606
Investments in financial assets	13	143,881	71,470
Total Non-Current Assets		4,732,068	4,820,375
Current Assets
Trading properties	8	3,154	3,154
Inventories	10	13,202	13,225
Trade and other receivables	12	1,049,219	991,472
Investments in financial assets	13	384,724	29,505
Cash and cash equivalents	14	551,041	261,465
Total Current Assets		2,001,340	1,298,821
TOTAL ASSETS		6,733,408	6,119,196
SHAREHOLDERS’ EQUITY
Share capital		126,014	126,014
Inflation adjustment of share capital		69,381	69,381
Share premium		444,226	444,226
Legal reserve		39,078	39,078
Special Reserve		15,802	15,802
Acquisition of additional interest in subsidiaries		(19,770)	(19,770)
Retained earnings		386,584	283,582
TOTAL SHAREHOLDERS’ EQUITY		1,061,315	958,313
LIABILITIES
Non-Current Liabilities
Trade and other payables	15	177,847	176,452
Borrowings	18	3,872,652	3,354,185
Deferred income tax liabilities	20	98,642	93,651
Income tax liabilities		31,509	-
Other liabilities	5	50,629	54,793
Provisions	17	8,533	8,634
Total Non-Current Liabilities		4,239,812	3,687,715
Current Liabilities
Trade and other payables	15	709,869	641,993
Income tax liabilities		43,058	85,934
Payroll and social security liabilities	16	34,928	76,306
Borrowings	18	620,449	647,954
Derivative financial instruments	19	2,184	-
Provisions	17	21,793	20,981
Total Current Liabilities		1,432,281	1,473,168
TOTAL LIABILITIES		5,672,093	5,160,883
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		6,733,408	6,119,196

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
Saúl Zang Vice President I Acting as President

1

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Separate Statements of Comprehensive Income

for the three-month periods beginning on July 1, 2015 and 2014 and ended September 30, 2015 and 2014

 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

	Note	09.30.15	09.30.14
Income from sales, rents and services	22	499,941	322,357
Income from expenses adjustment and collective promotion funds	22	213,148	151,262
Cost	23	(304,036)	(196,895)
Gross Profit		409,053	276,724
Gain from disposal of investment properties	6	155,868	-
General and administrative expenses	24	(50,874)	(24,128)
Selling expenses	24	(29,956)	(17,130)
Other operating results, net	26	2,212	2,134
Profit from Operations		486,303	237,600
Share of profit of subsidiaries, associates and joint ventures	5	36,981	60,866
Profit from Operations Before Financing and Taxation		523,284	298,466
Finance income	27	30,184	16,885
Finance cost	27	(250,386)	(111,067)
Other financial results	27	(163,580)	(7,201)
Financial results, net		(383,782)	(101,383)
Profit before Income Tax		139,502	197,083
Income tax expense	20	(36,500)	(49,411)
Profit for the period		103,002	147,672
Total Comprehensive Income for the period		103,002	147,672

Profit per share for the period:
Basic		0.08	0.12
Diluted		0.08	0.12

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Saúl Zang Vice President I Acting as President

2

IRSA PROPIEDADES COMERCIALES S.A.

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity

for the three-month periods ended September 30, 2015 and 2014

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Special Reserve (1)	Acquisition of additional interest in subsidiaries	Retained earnings	Total Shareholders’ Equity
Balance at June 30, 2015	126,014	69,381	444,226	39,078	15,802	(19,770)	283,582	958,313
Comprehensive income for the period	-	-	-	-	-	-	103,002	103,002
Balance at September 30, 2015	126,014	69,381	444,226	39,078	15,802	(19,770)	386,584	1,061,315

	Share capital	Inflation adjustment of share capital	Share premium	Legal reserve	Special Reserve (1)	Acquisition of additional interest in subsidiaries	Retained earnings	Total Shareholders’ Equity
Balance at June 30, 2014	126,014	69,381	444,226	39,078	15,802	(19,707)	138,693	813,487
Comprehensive income for the period	-	-	-	-	-	-	147,672	147,672
Balance at September 30, 2014	126,014	69,381	444,226	39,078	15,802	(19,707)	286,365	961,159

(1)   Related to CNV General Resolution N° 609/12. See note 30.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Saúl Zang Vice President I Acting as President

3

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

1.            General information

IRSA PROPIEDADES COMERCIALES S.A. (formerly Alto Palermo S.A., “IRSA Propiedades Comerciales”, “we” or “the Company”) is an argentine real estate company primarily dedicated to property, leasing, management, development, operation and acquisition of shopping centers, with a leading position in the argentine market. IRSA Propiedades Comerciales was founded in 1889 under the name SAMAP and, up to 1984, were the principal operator in fresh products market in the Autonomous City of Buenos Aires. Our main asset was the historical Mercado de Abasto building, which served as seat of the market from 1889 until 1984, when we interrupted a sizable part of its operations.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, we have been growing through a series of acquisitions and development projects that resulted in a corporate reorganization giving rise to the previous organizational structure and company name Alto Palermo S.A..

On December 22, 2014, the Company acquired from IRSA, 83,789 m2 of its premium office portfolio including the buildings República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha and the land reserve “Intercontinental II” in order to consolidate a vehicle which main corporate purpose will be to develop and operate commercial properties in Argentina. Furthermore, the consolidation of different assets of the Company was supplemented by launching the brand “IRSA Propiedades Comerciales” and by the change of corporate name of ALTO PALERMO S.A. (APSA) for IRSA PROPIEDADES COMERCIALES S.A. as continuation entity, such change of corporate name having been approved by the Special General Shareholders’ Meeting held on February 5, 2015.

As of the end of these financial statements, we consolidated 325,000 m2 in 14 shopping centers, 95,031 m2 in 6 premium offices and 1 extensive land reserve for future commercial developments; we are operators and hold a majority interest in a portfolio of thirteen shopping centers in Argentina, seven of which are located in the Autonomous City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos, inaugurated on December 18, 2014), two in Buenos Aires province (Alto Avellaneda and Soleil) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba and Alto Comahue in the City of Neuquén, inaugurated on March 17, 2015). Additionally, IRSA Propiedades Comerciales operates, through a joint venture, La Ribera Shopping in the City of Santa Fe.

The Company’s stocks are traded in the Buenos Aires Stock Exchange and in United States of America’s NASDAQ.

4

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

1.            General information

IRSA PROPIEDADES COMERCIALES S.A. (formerly Alto Palermo S.A., “IRSA Propiedades Comerciales”, “we” or “the Company”) is an argentine real estate company primarily dedicated to property, leasing, management, development, operation and acquisition of shopping centers, with a leading position in the argentine market. IRSA Propiedades Comerciales was founded in 1889 under the name SAMAP and, up to 1984, were the principal operator in fresh products market in the Autonomous City of Buenos Aires. Our main asset was the historical Mercado de Abasto building, which served as seat of the market from 1889 until 1984, when we interrupted a sizable part of its operations.

Since the Company was acquired by IRSA Inversiones y Representaciones Sociedad Anónima (hereinafter, IRSA) in 1994, we have been growing through a series of acquisitions and development projects that resulted in a corporate reorganization giving rise to the previous organizational structure and company name Alto Palermo S.A..

On December 22, 2014, the Company acquired from IRSA, 83,789 m2 of its premium office portfolio including the buildings República, Bouchard 710, Della Paolera 265, Intercontinental Plaza and Suipacha and the land reserve “Intercontinental II” in order to consolidate a vehicle which main corporate purpose will be to develop and operate commercial properties in Argentina. Furthermore, the consolidation of different assets of the Company was supplemented by launching the brand “IRSA Propiedades Comerciales” and by the change of corporate name of ALTO PALERMO S.A. (APSA) for IRSA PROPIEDADES COMERCIALES S.A. as continuation entity, such change of corporate name having been approved by the Special General Shareholders’ Meeting held on February 5, 2015.

As of the end of these financial statements, we consolidated 325,000 m2 in 14 shopping centers, 95,031 m2 in 6 premium offices and 1 extensive land reserve for future commercial developments; we are operators and hold a majority interest in a portfolio of thirteen shopping centers in Argentina, seven of which are located in the Autonomous City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design, Dot Baires Shopping and Distrito Arcos, inaugurated on December 18, 2014), two in Buenos Aires province (Alto Avellaneda and Soleil) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba and Alto Comahue in the City of Neuquén, inaugurated on March 17, 2015). Additionally, IRSA Propiedades Comerciales operates, through a joint venture, La Ribera Shopping in the City of Santa Fe.

The Company’s stocks are traded in the Buenos Aires Stock Exchange and in United States of America’s NASDAQ.

5

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

1.            General information (Continued)

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on November 9, 2015.

2.            Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.      Basis of preparation

These Unaudited Condensed Interim Separate Financial Statements have been prepared in accordance with Technical Resolution N° 26 (RT 26) of the Argentine Federation of Professional Councils of Economic Sciences (“F.A.C.P.C.E.”, as per its Spanish acronym) and with IAS 34 “Interim Financial Reporting”. Furthermore, some additional issues were included as required by the Law N° 19,550 and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling N° 622/13. Such information is included in the Notes to these Unaudited Condensed Interim Separate Financial Statements, as admitted by IFRS.

These Unaudited Condensed Interim Separate Financial Statements should be read together with the annual separate financial statements of the Company as of June 30, 2015. The Unaudited Condensed Interim Separate Financial Statements are presented in thousands of Argentine Pesos.

The Unaudited Condensed Interim Separate Financial Statements corresponding to the three-month periods ended September 30, 2015 and 2014 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period. The Company’s three-month periods ended September 30, 2015 and 2014 results do not necessarily reflect the proportion of the Company’s full-year results.

2.2.         Significant Accounting Policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the preparation of the information under RT 26 as of June 30, 2015 and are based on those IFRS in force as of June 30, 2015 (except for the accounting of investments in subsidiaries, associates and joint ventures, which are accounted for under the equity method as required in RT 26). Furthermore, the most significant accounting policies are described in the Consolidated Financial Statements as of June 30, 2015.

6

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

2.            Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.3.         Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of the Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same that the Company used in the preparation of financial statements as of and for the fiscal year ended June 30, 2015, except for changes in accrued income tax, provision for legal claims, provision for Director's fees, allowance for bad debts and accrued supplementary rental.

2.4.         Comparative information

The comparative information at June 30, 2015 and September 30, 2014 included in these financial statements arises from the separate financial statements as of such dates. Certain reclassifications of prior year information have been made to conform to the current period presentation.

3.            Acquisitions and disposals

See Company's acquisitions and disposals for the three-month period ended September 30, 2015 in Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.            Financial Risk Management and fair value estimates

4.1.      Financial risks

The Company’s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Separate Financial Statements do not include all the information and disclosures corresponding to financial risk management, so they should be read together with the annual separated financial statements as of June 30, 2015. There have been no significant changes in the risk management or risk management policies applied by the Company since the end of the annual fiscal year.

7

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

4.            Financial Risk Management and fair value estimates (Continued)

4.2.      Fair value estimates

Since June 30, 2015 to these Unaudited Condensed Interim Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost). See Note 5 to the Unaudited Condensed Interim Consolidated Financial Statements. Nor there have been transfers between the different hierarchies used to assess the fair value of the Company's financial instruments.

5.            Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures.

The table below lists the Company's investment and the value of interest in subsidiaries, associates and joint ventures for the three-month period ended September 30, 2015 and for the year ended June 30, 2015:

8

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

5.    Information about principal subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 09.30.15	Value recorded as of 06.30.15	Market value as of 09.30.15	Issuer’s information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Income (loss) for the period	Shareholder's Equity
Fibesa S.A.	Common shares 5 votes	2,323,125	20,824	13,561	Not publicly	Real estate	Argentina	09.30.15	2,395	7,487	21,506	97%
	Higher value		(71,453)	(68,354)	traded
Torodur S.A. (1)	Common shares 1 vote	28,103,675	120,067	115,302	Not publicly	Investment	Uruguay	09.30.15	28,104	4,764	130,051	100%
	Contribution		9,985	9,985	traded
Quality Invest S.A.	Common shares 1 vote	76,814,342	71,896	66,967	Not publicly	Real estate	Argentina	09.30.15	153,629	(3,143)	143,790	50%
	Contribution		-	6,500	traded
	Goodwill		3,911	3,911
	Higher value		19,003	19,057
Emprendimiento	Common shares 1 vote	13,449,990	46,884	50,875	Not publicly	Real estate	Argentina	09.30.15	25,054	2,280	87,332	53.684%
Recoleta S.A.	Intergroup transactions		(421)	(455)	traded
Shopping Neuquén S.A.	Common shares 1 vote	12,571,289	26,885	24,669	Not publicly	Real estate	Argentina	09.30.15	12,690	2,227	35,365	99.07%
	Irrevocable contributions		8,325	8,325	traded
	Higher value		27,927	28,177
	Intergroup transactions		(5,875)	(5,922)
Panamerican Mall S.A.	Common shares 1 vote	397,661,430	567,302	539,350	Not publicly	Real estate	Argentina	09.30.15	497,077	34,941	709,128	80%
	Higher value		93,296	94,352	traded

9

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

5.          Information about principal subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class / Items	Amount	Value recorded as of 09.30.15	Value recorded as of 06.30.15	Market value as of 09.30.15	Issuer’s information						Interest in common stock
						Main activity	Registered office	Last financial statements issued
								Date	Common stock (nominal value)	Income (loss) for the period	Shareholder's Equity
Arcos del Gourmet S.A.	Common shares 1 vote	72,973,903	53,200	52,185	Not publicly	Real estate	Argentina	09.30.15	81,082	1,128	59,111	90%
	Irrevocable contributions		-	1,107	traded
	Higher value		41,749	42,236
Nuevo Puerto Santa Fe S.A.	Common shares 1 vote	138,750	26,088	23,675	Not publicly	Real estate	Argentina	09.30.15	27,750	4,823	52,175	50%
	Higher value		3,761	3,805	traded
	Goodwill		1,323	1,323
Tarshop S.A.	Common shares 1 vote	48,759,288	12,102	14,251	Not publicly	Consumer	Argentina	09.30.15	243,796	(10,740) (2)	223,010	20%
	Contribution		32,500	22,000	traded	financing
	Intergroup transactions		(159)	(317)
Entertainment Holdings S.A.	Common shares 1 vote	22,395,574	15,775	17,181	Not publicly	Investment	Argentina	09.30.15	44,791	11,227	51,952	50%
	Contribution		100	100	traded
	Higher value		(23,192)	(23,192)
	Goodwill		26,647	26,647
Entretenimiento Universal S.A.	Common shares 1 vote	300	21	10	Not publicly traded	Event organization and others	Argentina	09.30.15	12	590	851	2.5%
Total subsidiaries, associates and joint ventures as of 09.30.15			1,128,471	-
Total subsidiaries, associates and joint ventures as of 06.30.15			-	1,087,311

(1)   1 share corresponds to 1 Uruguayan peso.

(2)   Correspond to the result of the three-month period beginning on July 1, 2015 and ended September 30, 2015.

10

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

5.    Information about principal subsidiaries, associates and joint ventures (Continued)

Changes in the Company’s investments in subsidiaries, associates and joint ventures for the three-month period ended September 30, 2015 and for the year ended June 30, 2015 were as follows:

	September 30, 2015	June 30, 2015
Beginning of the period / year	(1) 1,087,311	(1) 997,143
Capital contribution	9,393	48,017
Deletions as a result of merger with Conil	-	(2,159)
Profit - sharing	36,981	226,529
Transfers of investment properties (Note 6)	-	25,765
Financial costs capitalized	-	3,389
Acquisition of non-controlling interest	-	17
Dividends distribution	(5,214)	(211,353)
Decrease of interest in subsidiaries	-	(37)
End of the period / year	(1) 1,128,471	(1) 1,087,311

(1)     Includes (Ps. 50,629) and (Ps. 54,793) as of September 30, 2015 and June 30, 2015, respectively, in relation to the equity interest in Fibesa S.A..

11

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

6.      Investment properties

Changes in the Company’s investments properties for the three-month period ended September 30, 2015 and for the year ended June 30, 2015 were as follows:

	Shopping Centers portfolio	Office buildings and other rental properties portfolio	Undeveloped parcels of land	Properties under development	Total
At July 1st, 2014
Costs	1,802,976	54,569	78,862	237,998	2,174,405
Accumulated depreciation	(1,106,049)	(14,793)	-	-	(1,120,842)
Net book amount	696,927	39,776	78,862	237,998	1,053,563
Year ended June 30, 2015
Opening net book amount	696,927	39,776	78,862	237,998	1,053,563
Additions (iii)	46,067	2,499,952	90,584	185,182	2,821,785
Additions as a result of the merger	-	-	1,666	-	1,666
Transfers	(17,267)	17,030	-	237	-
Transfers to property, plant and equipment	-	-	-	(8,779)	(8,779)
Transfers to trading properties	(3,107)	-	-	-	(3,107)
Transfers to investments in subsidiaries, associate and joint ventures	-	-	-	(25,765)	(25,765)
Disposals (ii)	-	(239,787)	(1,666)	(388,873)	(630,326)
Depreciation charge	(66,322)	(64,635)	-	-	(130,957)
Closing net book amount	656,298	2,252,336	169,446	-	3,078,080
At June 30, 2015
Costs	1,828,669	2,331,764	169,446	-	4,329,879
Accumulated depreciation	(1,172,371)	(79,428)	-	-	(1,251,799)
Net book amount	656,298	2,252,336	169,446	-	3,078,080
Period ended September 30, 2015
Opening net book amount	656,298	2,252,336	169,446	-	3,078,080
Additions	17,301	424	-	-	17,725
Disposals (ii)	-	(160,711)	-	-	(160,711)
Depreciation charge (i) (Note 24)	(16,957)	(25,002)	-	-	(41,959)
Closing net book amount	656,642	2,067,047	169,446	-	2,893,135
At September 30, 2015
Costs	1,845,970	2,171,477	169,446	-	4,186,893
Accumulated depreciation	(1,189,328)	(104,430)	-	-	(1,293,758)
Net book amount	656,642	2,067,047	169,446	-	2,893,135

(i)         Depreciation charges as of September 30, 2015, have been charged in “Costs” for an amount of Ps. 41,959, in the Statement of Comprehensive Income (Note 24).

(ii)       As of June 30, 2015, includes retirements due to transfer of improvements made to shopping centers Alto Comahue and Distrito Arcos of the companies Shopping Neuquén S.A. and Arcos del Gourmet S.A. and retirements due to sale of Intercontinental Building's functional units. As of September 30, 2015, includes disposals due to sale of functional units of Intercontinental Building. See Note 4 to the Unaudited Condensed Interim Consolidated Financial Statements.

(iii)      Includes additions due to the acquisition of assets to IRSA. See Note 3 to the Consolidated Financial Statements as of June 30, 2015.

12

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

6.      Investment properties  (Continued)

	September 30, 2015	September 30, 2014
Rental and service income	499,941	322,357
Income from expenses and collective promotion fund	213,148	151,262
Costs of property operations	(301,683)	(195,832)
Gain from disposal of investment properties	155,868	-

Borrowing costs incurred during the period ended September 30, 2014 of Ps. 738, were capitalized at the rate of the Company’s general borrowings, which amounted to 15%. Those costs correspond to Alto Comahue. Capitalization of financial costs has ceased since the completion of the shopping mall, therefore, financial costs have not been capitalized as of September 30, 2015.

The following table details the Company’s investment properties by type as of September 30, 2015 and June 30, 2015:

Name	Net book amount
	September 30, 2015	June 30, 2015
Shopping Centers Portfolio:
Abasto de Buenos Aires	110,986	109,159
Alto Palermo Shopping	82,853	84,171
Alto Avellaneda	50,549	49,245
Paseo Alcorta	40,004	40,083
Alto Noa	13,249	12,146
Patio Bullrich	62,365	63,103
Alto Rosario	62,793	63,431
Mendoza Plaza	59,639	61,168
Córdoba Shopping	50,749	48,566
Patio Olmos	25,988	26,524
Soleil Premium Outlet	83,303	84,301
Ocampo parking space	14,164	14,401
Shopping Centers Portfolio	656,642	656,298
Office buildings and Other rental properties portfolio:
Abasto offices	10,309	11,084
Alto Palermo Shopping Annex	30,818	31,431
Anchorena 665	11,666	11,727
Zelaya 3102	1,442	1,442
Suipacha 664	120,375	123,212
Bouchard 710	506,386	510,002
Intercontinental building (i)	220,267	388,446
República building	688,854	695,019
Della Paolera 265	523,032	526,811
Total Offices buildings and Other rental properties portfolio	2,113,149	2,299,174
Undeveloped parcels of land
Luján plot of land	41,972	41,972
Caballito – Ferro	36,890	36,890
Intercontinental Plot of Land Tower B	90,584	90,584
Total undeveloped parcels of land	169,446	169,446
Total	2,939,237	3,124,918

(i)   The breakdown of investment properties as of September 30, 2015 and June 30, 2015 includes property, plant and equipment in the amount of Ps. 46,102 and Ps. 46,838, respectively that reflect offices used by the Company.

13

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

7.         Property, plant and equipment

Changes in the Company’s property, plant and equipment for the three-month period ended September 30, 2015 and for the year ended June 30, 2015 were as follows:

	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Others	Total
At July 1st, 2014
Costs	12,806	10,678	70,138	291	56	93,969
Accumulated depreciation	(9,622)	(6,864)	(56,071)	(291)	-	(72,848)
Net book amount	3,184	3,814	14,067	-	56	21,121
Year ended June 30, 2015
Opening net book amount	3,184	3,814	14,067	-	56	21,121
Additions (ii)	46,838	2,496	21,207	2,863	-	73,404
Transfers from investment properties	-	3,478	5,301	-	-	8,779
Depreciation charge	(2,157)	(1,019)	(6,912)	(477)	-	(10,565)
Closing net book amount	47,865	8,769	33,663	2,386	56	92,739
At June 30, 2015
Costs	59,644	16,652	96,646	3,154	56	176,152
Accumulated depreciation	(11,779)	(7,883)	(62,983)	(768)	-	(83,413)
Net book amount	47,865	8,769	33,663	2,386	56	92,739
Period ended September 30, 2015
Opening net book amount	47,865	8,769	33,663	2,386	56	92,739
Additions	-	402	2,957	-	-	3,359
Depreciation charges (i) (Note 24).	(994)	(336)	(2,782)	(143)	-	(4,255)
Closing net book amount	46,871	8,835	33,838	2,243	56	91,843
At September 30, 2015
Costs	59,644	17,054	99,603	3,154	56	179,511
Accumulated depreciation	(12,773)	(8,219)	(65,765)	(911)	-	(87,668)
Net book amount	46,871	8,835	33,838	2,243	56	91,843

(1)  Depreciation charges as of September 30, 2015, have been charged in “Costs” for an amount of for Ps. 3,261, in “General and administrative expenses” for Ps. 948 and in “Selling expenses” for Ps. 46, in the Statement of Comprehensive Income (Note 24).

(ii)   Includes additions due to acquisition of assets to IRSA. See Note 3 to the Consolidated Financial Statements as of June 30, 2015.

14

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

8.            Trading properties

Changes in the Company’s trading properties for the three month period ended September 30, 2015 and for the year ended June 30, 2015 were as follows:

	Completed properties	Undeveloped sites	Total
At July 1st, 2014	2,712	6,024	8,736
Transfers	-	3,107	3,107
Disposals / Sales (i)	(925)	-	(925)
At June 30, 2015	1,787	9,131	10,918
Disposals / Sales (ii)	(1,400)	-	(1,400)
At September 30, 2015	387	9,131	9,518

(i)   As of June 30, 2015, correspond to the sale of functional units (apartments and parking spaces) of Condominio I and II.

(ii)  As of June 30, 2015, correspond to the sale of Entre Ríos 465/9 apartment.

Breakdown of current and non-current Company’s trading properties is as follow:

	September 30, 2015	June 30, 2015
Non-current	6,364	7,764
Current	3,154	3,154
	9,518	10,918

The following is a detailed summary of Company's trading properties by type as of September 30, 2015 and June 30, 2015:

	Net book value
Description	September 30, 2015	June 30, 2015	Date of acquisition
Undeveloped sites:
Air space Coto	6,024	6,024	sep-97
Córdoba Plot of land	3,107	3,107	may-15
Total undeveloped sites	9,131	9,131	-

Completed properties:
Condominios I	21	21	apr-11
Condominios II	366	366	nov-13
Entre Ríos 465/9 apartment	-	1,400	nov-13
Total completed properties	387	1,787	-
Total	9,518	10,918	-

15

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

9.            Intangible assets

Changes in the Company’s intangible assets for the three-month period ended September 30, 2015 and for the year ended June 30, 2015 were as follows:

	Software	Right to receive units (Barters) (ii)	Goodwill	Others	Total
At July 1st, 2014
Costs	10,809	32,872	-	11,861	55,542
Accumulated amortization	(10,314)	-	-	(854)	(11,168)
Net book amount	495	32,872	-	11,007	44,374
Year ended June 30, 2015
Opening net book amount	495	32,872	-	11,007	44,374
Additions (iii)	466	5,409	-	-	5,875
Additions as a result of the merger	-	-	469	-	469
Disposals	-	-	(469)	-	(469)
Amortization charge	(489)	-	-	(1,148)	(1,637)
Closing net book amount	472	38,281	-	9,859	48,612
At June 30, 2015
Costs	11,275	38,281	-	11,861	61,417
Accumulated amortization	(10,803)	-	-	(2,002)	(12,805)
Net book amount	472	38,281	-	9,859	48,612
Period ended September 30, 2015
Opening net book amount	472	38,281	-	9,859	48,612
Amortization charge (i) (Note 24)	(57)	-	-	(548)	(605)
Closing net book amount	415	38,281	-	9,311	48,007
At September 30, 2015
Costs	11,275	38,281	-	11,861	61,417
Accumulated amortization	(10,860)	-	-	(2,550)	(13,410)
Net book amount	415	38,281	-	9,311	48,007

(i)  As of September 30, 2015, amortization charges have been included in “Costs” for an amount of Ps. 605, in the Statement of Comprehensive Income (Note 24).

(ii)   Corresponds to receivables in kind representing the right to receive residential apartments in the future by way of barter agreements.

(iii)   Additions related to Rights to receive units (Barters) include Conil plot of land under barter agreement.

10.          Inventories

Company’s inventories as of September 30, 2015 and June 30, 2015 were as follows:

	September 30, 2015	June 30, 2015
Current
Materials and other items of inventory	13,202	13,225
Total inventories	13,202	13,225

16

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

11.          Financial instruments by category

Determination of fair values

See the Company’s determination at fair values in Note 15 to the Unaudited Condensed Interim Consolidated Financial Statements.

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of September 30, 2015 and June 30, 2015 and their allocation to the different levels of fair value hierarchy:

	September 30, 2015
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investments in equity securities in TGLT S.A.	73,474	-	-	73,474
- Non-convertible notes related parties	59,195	-	-	59,195
- Mutual funds	313,471	-	-	313,471
- Government bonds	71,029	-	-	71,029
Total Assets	517,169	-	-	517,169

	September 30, 2015
	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at fair value through profit or loss:
- Derivative financial instruments	-	2,184	-	2,184
Total Liabilities	-	2,184	-	2,184

	June 30, 2015
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investments in equity securities in TGLT S.A. .	71,470	-	-	71,470
- Mutual funds	21,163	-	-	21,163
- Government bonds	9,273	-	-	9,273
Total Assets	101,906	-	-	101,906

When no quoted prices in an active market are available, fair values are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from Note 15 to the Unaudited Condensed Interim Consolidated Financial Statements.

17

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

12.          Trade and other receivables

The following table shows the Company´s trade and other receivables as of September 30, 2015 and June 30, 2015:

	September 30, 2015	June 30, 2015
Non-current
Leases and services receivables	2,858	2,676
Averaging of scheduled contracts escalation	49,860	44,886
Property sales receivables	163	192
Less: Allowance for doubtful accounts	(2,208)	(2,208)
Non-current trade receivables	50,673	45,546
Prepayments	2,840	2,834
Others	30	30
Non-current other receivables	2,870	2,864
Related parties (Note 29)	316,195	331,196
Non-current trade and other receivables	369,738	379,606
Current
Leases and services receivables	211,864	203,975
Averaging of scheduled contracts escalation	68,482	68,391
Consumer financing receivables	14,584	14,620
Deferred checks	200,034	200,570
Debtors under legal proceedings	53,473	53,299
Property sales receivables	588	537
Less: Allowance for doubtful accounts	(76,948)	(73,259)
Current trade receivables	472,077	468,133
Loans	4,135	7,427
Prepayments	90,023	79,513
Tax receivables	3,346	4,184
Advance payments	39,722	39,106
Others	13,107	10,841
Less: Allowance for other receivables	(165)	(165)
Current other receivables	150,168	140,906
Related parties (Note 29)	426,974	382,433
Current trade and other receivables	1,049,219	991,472
Total trade and other receivables	1,418,957	1,371,078

Movements on the Company’s provision for impairment of trade receivables were as follows:

	September 30, 2015	June 30, 2015
Beginning of the period / year	75,632	66,379
Additions (Note 24)	6,112	18,891
Unused amounts reversed (Note 24)	(2,408)	(8,767)
Used during the period / year	(15)	(871)
End of the period / year	79,321	75,632

18

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

12.          Trade and other receivables (Continued)

The additions and unused amounts reversed of allowance for doubtful accounts have been included in “Selling expenses” in the Unaudited Statement of Comprehensive Income (Note 24). Amounts charged to the provision account are generally written off, when there is no expectation of recovering.

13.          Investments in financial assets

The following table shows the Company’s investments in financial assets as of September 30, 2015 and June 30, 2015:

	September 30, 2015	June 30, 2015
Non-current
Financial assets at fair value through profit or loss:
Investment in equity securities in TGLT S.A	73,474	71,470
Non-convertible notes related parties (Note 29)	58,019	-
Financial assets at amortized cost:
Non-convertible notes related parties (Note 29)	12,388	-
Investments in financial assets non-current	143,881	71,470
Current
Financial assets at fair value through profit or loss:
Mutual funds (i)	312,505	20,232
Government bonds	71,029	9,273
Non-Convertible Notes related parties (Note 29)	1,176	-
Financial assets at amortized cost:
Non-convertible notes related parties (Note 29)	14	-
Investments in financial assets current	384,724	29,505
Total investments in financial assets	528,605	100,975

(i)   It includes shares granted as collateral to transact foreign currency future contracts.

14.          Cash flow and cash equivalents information

The following table shows the Company’s amounts of cash and cash equivalents as of September 30, 2015 and June 30, 2015:

	September 30, 2015	June 30, 2015
Cash at bank and on hand	550,075	260,534
Mutual funds	966	931
Total cash and cash equivalents	551,041	261,465

19

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

14.          Cash flow and cash equivalents information (Continued)

Following is a detailed description of cash flows generated by the Company’s operations for the three-month periods ended September 30, 2015 and 2014:

	Note	September 30, 2015	September 30, 2014
Profit for the period		103,002	147,672
Adjustments for:
Income tax expense	20	36,500	49,411
Amortization and depreciation	24	46,819	19,753
Loss / (Gain) from disposal of trading properties		241	(3,134)
Gain from disposal of investment properties		(155,868)	-
Provision for Directors’ fees		28,094	15,366
Long-term incentive program	28	3,482	7,105
Loss from derivative financial instruments	27	11,549	2,912
Fair value loss of financial assets at fair value through profit or loss	27	152,067	4,289
Financial results, net		228,962	88,259
Impairment of receivables	24	3,704	2,045
Provisions	17	1,140	(1,477)
Share of profit of subsidiaries, associates and joint ventures	5	(36,981)	(60,866)
Unrealized foreign exchange loss, net		(8,364)	(989)
Changes in operating assets and liabilities:
Decrease (Increase) in inventories	10	23	(1,330)
Decrease in trading properties	8	1,159	3,642
Increase in trade and other receivables	12	(74,547)	(1,471)
Increase in trade and other payables	15	37,992	35,357
Decrease in payroll and social security liabilities	16	(41,675)	(36,623)
Decrease in provisions	17	(429)	(180)
Net cash generated from operating activities before income tax paid		336,870	269,741

20

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

14.          Cash flow and cash equivalents information (Continued)

The following table shows a detail of non-cash transactions occurred in the three-month periods ended September 30, 2015 and 2014:

	September 30, 2015	September 30, 2014
Non-cash transactions
Increase in related parties borrowings through the sale of government bonds	140,000	-
Increase in financial assets through dividends receivable	5,214	-
Increase in financial assets through other receivables	156,574	-
Increase in financial assets through borrowings obtained	-	2,919
Financed purchase of property, plant and equipment	1,026	458
Repurchased of non-convertibles notes through other receivables	14,566	-
Payment of related party borrowing through dividends receivable	-	2,625
Acquisition of intangible assets by merger	-	469

	September 30, 2015	September 30, 2014
Merger of subsidiary company
Assets
Investment properties	-	1,664
Trade and other receivables	-	207
Liabilities
Trade and other payables	-	(199)
Income tax and minimum presumed income tax credit	-	87
Deferred income tax (liabilities) assets	-	(112)
Net value of non-cash assets included as a result of the merger	-	1,647
Increase in cash from the merger	-	43
Net asset value incorporated by merger	-	1,690
Equity method prior to merger	-	(1) 1,690
Increase in cash from merger	-	-

(1)  Correspond to merger with Conil S.A.

21

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

15.          Trade and other payables

The following table shows the amounts of trade and other payables as of September 30, 2015 and June 30, 2015:

	September 30, 2015	June 30, 2015
Non-current
Admission rights	140,283	133,281
Rent and service payments received in advance	5,353	7,543
Tenant deposits	3,018	4,649
Non-current trade payables	148,654	145,473
Tax payment plans	15,920	17,566
Other income to be accrued	7,296	7,420
Other payables	5,955	5,955
Non-current other payables	29,171	30,941
Related parties (Note 29)	22	38
Non-current trade and other payables	177,847	176,452
Current
Admission rights	134,677	128,225
Rent and service payments received in advance	134,789	124,386
Invoices to be received	103,374	82,514
Trade accounts payables	48,700	60,356
Payments received in advance	1,014	1,014
Tenant deposits	14,596	12,402
Current trade payables	437,150	408,897
VAT payables	42,363	34,334
Withholding income tax	20,269	23,401
Tax payment plans	3,563	3,640
Dividends payable	7,374	7,374
Other tax payables	5,131	7,801
Other income to be accrued	495	495
Others	3,699	3,696
Current other payables	82,894	80,741
Related parties (Note 29)	189,825	152,355
Current trade and other payables	709,869	641,993
Total trade and other payables	887,716	818,445

22

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

16.          Payroll and social security liabilities

The following table shows the Company´s payroll and social security liabilities as of September 30, 2015 and June 30, 2015:

	September 30, 2015	June 30, 2015
Current
Provision for vacation, bonuses and others	26,744	62,782
Social security payable	8,184	13,524
Total payroll and social security liabilities	34,928	76,306

17.          Provisions

The table below shows the movements in the Company's provisions for other liabilities categorized by type:

Labor, legal and other claims
At June 30, 2015	29,615
Additions (Note 26)	2,465
Unused amounts reversed (Note 26)	(1,325)
Used during the period	(429)
At September 30, 2015	30,326

The breakdown of total current and non-current provisions is as follows:

	September 30, 2015	June 30, 2015
Non-current	8,533	8,634
Current	21,793	20,981
	30,326	29,615

23

IRSA PROPIEDADES COMERCIALES S.A

Note to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

18.          Borrowings

The following table shows the Company's borrowings as of September 30, 2015 and June 30, 2015:

						Book value
	Secured/ unsecured	Currency	Rate	Effective interest rate %	Nominal value	September 30, 2015	June 30, 2015
Non-current
Non-Convertible Notes Series I due 2017 (Note 29)	Unsecured	USD	Fixed	7.875%	120,000	1,114,760	1,089,426
Non-Convertible Notes Class I due 2017 (viii)	Unsecured	Ps.	Fixed / Floating	(viii)	407,260	405,869	-
Banco Citibank N.A loans (iv)	Unsecured	Ps.	Fixed	(iv)	13,594	6,386	8,158
Finance leases	Secured	USD	Fixed	(vii)	309	1,818	1,216
Non-current borrowings						1,528,833	1,098,800
Related parties (v) (Note 2)	Unsecured	Ps. / USD	Fixed / Floating	(v)		2,343,819	2,255,385
Total non-current borrowings						3,872,652	3,354,185
Current
Non-Convertible Notes Series I due 2017 (Note 29)	Unsecured	USD	Fixed	7.875%	120,000	33,469	11,234
Non-Convertible Notes Class I due 2017 (viii)	Unsecured	Ps.	Fixed / Floating	(viii)	407,260	908	-
Banco Provincia de Buenos Aires loan (ii)	Unsecured	Ps.	Fixed	(ii)	148,222	146,064	6,468
Syndicated loans (i) (Note 29)	Unsecured	Ps.	Fixed	(i)	50,129	50,058	75,485
Banco Citibank N.A loans (iv)	Unsecured	Ps.	Fixed	(iv)	13,594	7,008	5,855
Bank overdrafts (iii)	Unsecured	Ps.	Floating	(iii)	-	140,357	269,194
Finance leases obligation	Secured	USD	Fixed	(vii)	309	1,466	1,381
Current borrowings						379,330	369,617
Related parties (v) and (vi) (Note 29)	Unsecured	Ps. / USD	Fixed / Floating	(vi)		241,119	278,337
Total current borrowings						620,449	647,954
Total borrowings						4,493,101	4,002,139

(i)       On November 16, 2012, the Company subscribed a syndicated loan for Ps. 118,000. Principal is payable in nine quarterly consecutive installments and accrue a 15.01% rate. On June 12, 2013 the Company subscribed a new syndicated loan for
Ps. 111,000. Principal is payable in nine quarterly consecutive installments and accrue a 15.25% rate. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario with one year grace period to start repayment (Note 29).

(ii)   On December 12, 2012, the Company subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal is payable in 9 quarterly consecutive installments starting in December 2013 and with one year grace period to start repayment. On September 30, 2015, the Company subscribed a loan with Banco Provincia de Buenos Aires for Ps. 145 million. Principal is payable in twelve monthly consecutive installments and accrue interest at a 23% rate.

(iii)   Granted by diverse financial institutions. They accrue interest rates ranging from 20% to 24.5% annually, and are due within a maximum term of three months from the closing date of each period.

(iv)   On December 23, 2013, the Company subscribed a loan with Banco Citibank N.A. for Ps. 5.9 million and accrue interest at rate of 15.25%. Principal is repaid in nine quarterly consecutive installments starting in December 2014. Additionally, on December 30, 2014, the Company subscribed a new loan with Banco Citibank N.A. for Ps. 10 million and accrue interest at rate of 26.50%. Principal is repaid in nine quarterly consecutive installments starting in December 2015.

(v)   It includes credit lines with Fibesa S.A. and IRSA that bear interest at Badlar and at a fixed rate of 8.50%, respectively.

(vi)   It includes credit lines with Nuevo Puerto de Santa Fe that bear interest at Badlar rate. Additionally, credit lines with Panamerican Mall S.A. that bear interest at a fixed rate of 3.60% and at Libor rate plus 200 points.

(vii)  They accrue interest rates ranging from 3.2% to 14.3% annually.

(viii) On September 18, 2015 IRSA Propiedades Comerciales S.A. issued non-convertible notes Class I at a mixed rate with a maturity of 18 months for an amount of Ps. 407.3 million. The first 3 months the interest rate will be fixed at 26.5% and from the fourth month until maturity pricing will be Badlar plus 4 basis points. Interest will be paid quarterly and principal will be repaid in full at maturity.

24

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

19.          Derivative financial instruments

The following table shows the Company's derivative financial instruments as of September 30, 2015 and June 30, 2015:

	September 30, 2015	June 30, 2015
Liabilities
Current
Foreign-currency forward contracts	2,184	-
Total Current	2,184	-
Total liabilities	2,184	-

20.          Current and deferred income tax

The detail of the income tax charge of the Company as of September 30, 2015 and 2014 is as follows:

	September 30, 2015	September 30, 2014
Current income tax	31,509	51,681
Deferred income tax	4,991	(2,270)
Income tax - loss	36,500	49,411

The legal tax rate for the Company is 35%.

Movements on the deferred tax account are as follows:

	September 30, 2015 Assets / (Liabilities)	June 30, 2015 Assets/ (Liabilities)
Beginning of the period / year	(93,651)	(95,353)
Balances added as a result of the merger (1)	-	(112)
Income tax	(4,991)	1,814
End of the period / year	(98,642)	(93,651)

(1)   Correspond to the merger with Conil S.A..

Below there is a reconciliation between the income tax recognized and that which would result from applying prevailing tax rate on the Profit before Income Tax for the three month periods ended September 30, 2015 and 2014:

	September 30, 2015	September 30, 2014
Result calculated at the tax rates in force	48,826	68,979
Tax effects of:
Non-deductible items	617	1,735
Share of profit of subsidiaries, associates and joint ventures	(12,943)	(21,303)
Income tax expense	36,500	49,411

25

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

21.          Equity

See Note 25 to the Unaudited Condensed Interim Consolidated Financial Statements.

22.          Revenues

For the three-month periods ended September 30, 2015 and 2014:

	September 30, 2015	September 30, 2014

Base rent	297,710	180,734
Contingent rent	122,828	76,045
Admission rights	40,279	30,692
Parking fees	24,622	17,147
Averaging of scheduled rent escalation	5,065	5,339
Management fees	6,459	4,976
Others	1,791	3,727
Total rental and service income	498,754	318,660
Sale of trading properties	1,159	3,642
Total gain from disposal of trading properties	1,159	3,642
Other revenues from consumer financing	28	55
Total other revenues from consumer financing	28	55
Total income from sales, rents and services	499,941	322,357
Expenses and collective promotion fund	213,148	151,262
Total income from expenses and collective promotion funds	213,148	151,262
Total revenues	713,089	473,619

23.          Costs

For the three-month periods ended September 30, 2015 and 2014:

	September 30, 2015	September 30, 2014
Service charge expense and other operating costs	301,683	195,832
Total cost of property operations	301,683	195,832
Cost of sale of trading properties	2,322	989
Total cost of sale of trading properties	2,322	989
Other costs from consumer financing	31	74
Total other costs from consumer financing	31	74
Total costs (Note 24)	304,036	196,895

26

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

24.          Expenses by nature

For the three-month period ended September 30, 2015:

	Costs
	Charges for services and other operating costs	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 25)	86,948	-	-	9,934	3,838	100,720
Maintenance, security, cleaning, repairs and others	79,416	728	-	1,670	88	81,902
Advertising and other selling expenses	43,915	-	-	-	3,428	47,343
Amortization and depreciation	45,807	18	-	948	46	46,819
Taxes, rates and contributions	24,172	96	-	536	17,942	42,746
Directors’ Fees	-	-	-	30,381	-	30,381
Fees and payments for services	541	40	31	3,345	700	4,657
Leases and expenses	18,441	40	-	635	4	19,120
Allowance for doubtful accounts and other receivables (charge and recovery)	-	-	-	-	3,704	3,704
Cost of sale of properties	-	1,400	-	-	-	1,400
Other expenses	2,443	-	-	3,425	206	6,074
Total expenses by nature	301,683	2,322	31	50,874	29,956	384,866

27

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

24.       Expenses by nature (Continued)

For the three-month period ended September 30, 2014:

	Costs
	Charges for services and other operating costs	Cost of sale of trading properties	Other costs from consumer financing	General and administrative expenses	Selling expenses	Total
Salaries, social security costs and other personnel administrative expenses (Note 25)	68,738	-	-	3,688	1,842	74,268
Maintenance, security, cleaning, repairs and others	50,031	385	9	460	45	50,930
Advertising and other selling expenses	26,730	-	-	-	995	27,725
Amortization and depreciation	19,519	-	-	207	27	19,753
Taxes, rates and contributions	16,677	78	-	292	11,428	28,475
Directors’ fees	-	-	-	15,366	-	15,366
Fees and payments for services	5,605	-	65	2,814	696	9,180
Leases and expenses	4,938	13	-	388	42	5,381
Allowance for doubtful accounts and other receivables (charge and recovery)	-	-	-	-	2,045	2,045
Cost of sale of properties	-	508	-	-	-	508
Other expenses	3,594	5	-	913	10	4,522
Total expenses by nature	195,832	989	74	24,128	17,130	238,153

28

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

25.          Employee costs

For the three-month periods ended September 30, 2015 and 2014:

	September 30, 2015	September 30, 2014
Salaries, bonuses and social security costs	97,238	67,163
Equity incentive plan cost (Note 28)	3,482	7,105
Employee costs	100,720	74,268

26.          Other operating results, net

For the three-month periods ended September 30, 2015 and 2014:

	September 30, 2015	September 30, 2014
Management fees	6,062	4,538
Lawsuits (Note 17)	(1,140)	1,477
Donations	(1,161)	(3,151)
Others	(1,549)	(730)
Total other operating results, net	2,212	2,134

27.          Financial results, net

For the three-month periods ended September 30, 2015 and 2014:

	September 30, 2015	September 30, 2014
Finance income:
- Interest income	15,482	8,888
- Foreign exchange	14,702	7,997
Finance income	30,184	16,885
Finance costs:
- Interest expense	(106,974)	(68,829)
- Foreign exchange	(129,448)	(36,390)
- Other finance costs	(13,964)	(7,882)
Subtotal financial costs	(250,386)	(113,101)
Less: Capitalized borrowing costs	-	2,034
Finance cost	(250,386)	(111,067)
Other financial results:
- Fair value loss of financial instruments at fair value through profit or loss	(152,067)	(4,289)
- Loss from derivative financial instruments	(11,549)	(2,912)
- Gain from repurchase of Non-Convertible Notes	36	-
Other financial results	(163,580)	(7,201)
Total financial results, net	(383,782)	(101,383)

29

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

28.          Long-term incentive plan

See description of Company´s share-based payments in Note 32 to the Unaudited Condensed Interim Consolidated Financial Statements. As of September 30, 2015 and 2014, Ps. 3,482 and Ps. 7,105, respectively, were charged to the Statement of Income.

29.          Related party transactions

During the normal course of business, the Group conducts transactions with different entities or parties related to it. An individual or legal entity is considered a related party where:

-         An entity, individual or close relative of such individual or legal entity exercises control, or joint control, or significant influence over the reporting entity, or is a member of the Board of Directors or the Senior Management of the entity or its controlling company.

-         An entity is a subsidiary, associate or joint venture of the entity or its controlling or controlled company.

The other transactions conducted with related parties are described in the annual Financial Statements for the fiscal year ended June 30, 2015.

30

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

29.       Related party transactions (Continued)

The following is a summary of the balances with related parties as of September 30, 2015:

Related party	Description of transaction	Non-current Investments in financial assets	Current Investments in financial assets	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Direct parent company
IRSA Inversiones y	Reimbursement of expenses	-	-	-	36,006	-	-	-	-
Representaciones	Corporate services	-	-	-	21,610	-	-	-	-
Sociedad Anónima (IRSA)	Borrowings	-	-	-	180,116	-	-	-	-
	Sale of properties	-	-	-	-	-	-	(2,321,581)	(42,208)
	Long-term incentive plan	-	-	-	-	-	(51,851)	-	-
	Leases’ collections	-	-	-	825	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	88	-	-	-	-
	Non-Convertible Notes	58,019	1,176	-	-	-	-	(37,195)	(1,146)
Total direct parent company		58,019	1,176	-	238,645	-	(51,851)	(2,358,776)	(43,354)

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	-	-	(5,957)	-	-
	Long-term incentive plan	-	-	-	-	-	(18,580)	-	-
	Leases and/or rights of spaces use	-	-	-	1,121	-	-	-	-
	Corporate services	-	-	-	-	-	(38,562)	-	-
	Non-Convertible Notes	12,388	14	-	-	-	-	-	-
Total direct parent company of IRSA		12,388	14	-	1,121	-	(63,099)	-	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	Reimbursement of expenses	-	-	-	1,368	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	-	(10)	(500)	-	-
Total Associates of IRSA Propiedades Comerciales		-	-	-	1,368	(10)	(500)	-	-

Joint ventures of IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	-	1,096	-	-	-	-
	Management fees	-	-	-	3,043	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	-	-	(735)	-	-
	Borrowings	-	-	-	-	-	-	-	(8,227)
Quality Invest S.A.	Management fees	-	-	-	22	-	-	-	-
	Reimbursement of expenses	-	-	-	30	-	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	-	-	67	-	-	-	-
	Borrowings	-	-	-	84	-	-	-	-
Entertainment Holdings S.A.	Reimbursement of expenses	-	-	-	138	-	-	-	-
	Borrowings	-	-	-	75	-	-	-	-
Total joint venture of IRSA Propiedades Comerciales		-	-	-	4,555	-	(735)	-	(8,227)

31

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

29.       Related party transactions (Continued)

Related party	Description of transaction	Non-current Investments in financial assets	Current Investments in financial assets	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	-	-	1	-	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	-	-	28	-	-	-	-
	Hotel services	-	-	-	-	-	(21)	-	-
Baicom Networks S.A.	Reimbursement of expenses	-	-	-	2	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	-	-	117	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	-	-	211	-	-	-	-
Total subsidiaries of IRSA		-	-	-	359	-	(21)	-	-

Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	-	-	96	-	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	-	-	-	-	(3)	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Borrowings	-	-	-	-	-	(2,575)	-	-
Total subsidiaries of Cresud		-	-	-	96	-	(2,578)	-	-

Subsidiaries of IRSA Propiedades Comerciales
Arcos del Gourmet S.A.	Reimbursement of expenses	-	-	-	19,931	-	-	-	-
	Management fees	-	-	-	15,562	-	-	-	-
	Leases and/or rights of spaces use.	-	-	101,977	30,670	-	-	-	-
	Borrowings	-	-	-	6,603	-	-	-	-
	Other receivables	-	-	-	15,385	-	-	-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	-	-	2,359	-	-	-	-
	Management fees	-	-	-	1,419	-	-	-	-
	Advertising space	-	-	-	674	-	-	-	-
	Leases and/or rights of spaces use.	-	-	-	697	-	-	-	-
	Non-Convertible notes	-	-	-	-	-	-	(1,234)	(38)
Fibesa S.A.	Reimbursement of expenses	-	-	-	372	-	-	-	-
	Leases’ collections	-	-	-	3	-	-	-	-
	Long-term incentive plan	-	-	-	64	-	-	-	-
	Management fees	-	-	-	17	-	-	-	-
	Borrowings	-	-	-	-	-	-	(22,238)	(6,703)

32

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

29.       Related party transactions (Continued)

Related party	Description of transaction	Non-current Investments in financial assets	Current Investments in financial assets	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Panamerican Mall S.A.	Reimbursement of expenses	-	-	-	26,703	-	-	-	-
	Advertising space	-	-	-	1,333	-	-	-	-
	Leases and/or rights of spaces use.	-	-	-	-	-	(2,646)	-	-
	Management fees	-	-	-	7,083	-	-	-	-
	Leases’ collections	-	-	-	-	-	(173)	-	-
	Borrowings	-	-	-	-	-	-	-	(183,981)
Shopping Neuquén S.A.	Reimbursement of expenses	-	-	-	17,609	-	-	-	-
	Borrowings	-	-	11,661	-	-	-	-	-
	Leases and/or rights of spaces use.	-	-	202,557	30,360	-	-	-	-
Torodur S.A.	Reimbursement of expenses	-	-	-	2	-	-	-	-
Total subsidiaries of IRSA Propiedades Comerciales		-	-	316,195	176,846	-	(2,819)	(23,472)	(190,722)

Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	-	-	(272)	-	-
	Leases and/or rights of spaces use.	-	-	-	335	-	-	-	-
	Advances	-	-	-	-	-	(50)	-	-
	Borrowings	-	-	-	-	-	-	-	(10,728)
Banco de Crédito y Securitización	Leases and/or rights of spaces use.	-	-	-	36	-	-	-	-
Total associate of IRSA		-	-	-	371	-	(322)	-	(10,728)

Joint venture of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	-	-	-	(6)	-	-
Total joint venture of IRSA		-	-	-	-	-	(6)	-	-

Other related parties
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	-	-	174	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	-	779	-	-	-	-
	Borrowings	-	-	-	5	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	-	121	-	-	-	-
	Borrowings	-	-	-	761	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	-	385	-	(419)	-	-
Austral Gold	Reimbursement of expenses	-	-	-	472	-	-	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	-	-	99	-	(10)	-	-
	Leases and/or rights of spaces use.	-	-	-	778	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	-	39	-	-	-	-
Total other related parties		-	-	-	3,613	-	(429)	-	-

33

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

29.       Related party transactions (Continued)

Related party	Description of transaction	Non-current Investments in financial assets	Current Investments in financial assets	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Directors
Directors	Fees	-	-	-	-	-	(67,450)	-	-
	Reimbursement of expenses	-	-	-	-	-	(15)	-	-
	Guarantee deposits	-	-	-	-	(12)	-	-	-
Total Directors		-	-	-	-	(12)	(67,465)	-	-
Total		70,407	1,190	316,195	426,974	(22)	(189,825)	(2,382,248)	(253,031)

34

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

29.       Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2015:

Related party	Description of transaction	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima (IRSA)	Reimbursement of expenses	-	13,790	-	-	-	-
	Corporate services	-	12,558	-	-	-	-
	Borrowings	-	38,291	-	-	-	-
	Sale of properties	-	-	-	-	(2,239,283)	(88,825)
	Long-term incentive plan	-	-	-	(47,743)
	Leases	-	765	-	-	-	-
	Non-Convertible Notes	-	-	-	-	(35,862)	(390)
Total direct parent company		-	65,404	-	(47,743)	(2,275,145)	(89,215)

Direct parent company of IRSA
Cresud S.A.C.I.F. y A.	Reimbursement of expenses	-	-	-	(5,540)	-	-
	Leases and/or rights of spaces use	-	264	-	-	-	-
	Long-term incentive plan	-	-	-	(16,575)	-	-
	Corporate services	-	-	-	(35,106)	-	-
Total direct parent company of IRSA		-	264	-	(57,221)	-	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	Reimbursement of expenses	-	1,789	-	-	-	-
	Leases and/or rights of spaces use	-	-	(26)	(686)	-	-
Total associates of IRSA Propiedades Comerciales		-	1,789	(26)	(686)	-	-

Joint ventures of IRSA Propiedades Comerciales
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	545	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	(594)	-	-
	Borrowings	-	-	-	-	-	(7,826)
	Management fees	-	2,644	-	-	-	-
Quality Invest S.A.	Management fees	-	22	-	-	-	-
	Reimbursement of expenses	-	29	-	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	115	-	-	-	-
	Borrowings	-	80	-	-	-	-
Entertainment Holdings S.A.	Reimbursement of expenses	-	211	-	-	-	-
	Borrowings	-	72	-	-	-	-
Total Joint ventures of IRSA Propiedades Comerciales		-	3,718	-	(594)	-	(7,826)

Subsidiaries of IRSA
Llao Llao Resorts S.A.	Hotel services	-	5	-	-	-	-
Nuevas Fronteras S.A	Reimbursement of expenses	-	-	-	(3)	-	-
	Hotel services	-	-	-	(22)	-	-
Baicom Networks S.A.	Reimbursement of expenses.	-	2	-	-	-	-
IRSA International LLC	Reimbursement of expenses	-	113	-	-	-	-
E-Commerce Latina S.A.	Reimbursement of expenses	-	101	-	-	-	-
Total subsidiaries of IRSA		-	221	-	(25)	-	-

35

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

29.       Related party transactions (Continued)

Related party	Description of transaction	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Subsidiaries of Cresud
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	115	-	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Borrowings	-	-	-	(3,064)	-	-
FyO Trading S.A.	Reimbursement of expenses	-	1	-	-	-	-
Total subsidiaries of Cresud			116		(3,064)	-	-
Subsidiaries of IRSA Propiedades Comerciales
Arcos del Gourmet S.A.	Reimbursement of expenses	-	1,521	-	-	-	-
	Leases and/or rights of spaces use	109,644	30,670	-	-	-	-
	Management fees	-	17,900	-	-	-	-
	Borrowings	-	4,781	-	-	-	-
	Other receivables	-	15,374	-	-	-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	2,679	-	-	-	-
	Management fees	-	223	-	-	-	-
	Leases and/or rights of spaces use	-	-	-	(220)	-	-
	Leases’ collections	-	27	-	-	-	-
	Non-Convertible notes	-	-	-	-	(1,191)	(13)
Fibesa S.A.	Reimbursement of expenses	-	489	-	-	-	-
	Long-term incentive plan	-	64	-	-	-	-
	Management fees	-	17	-	-	-	-
	Leases’ collections	-	3	-	-	-	-
	Borrowings	-	-	-	-	(16,102)	(5,789)
Panamerican Mall S.A.	Reimbursement of expenses	-	18,935	-	-	-	-
	Management fees	-	3,687	-	-	-	-
	Leases’ collections	-	-	-	(464)	-	-
	Non-Convertible notes	-	-	-	-	(14,210)	(154)
	Leases and/or rights of spaces use	-	-	-	(1,074)	-	-
	Borrowings	-	-	-	-	-	(175,897)
	Transfer of securities	-	171,090	-	-	-	-
Shopping Neuquén S.A.	Reimbursement of expenses	-	7,339	-	-	-	-
	Borrowings	11,402	-	-	-	-	-
	Leases and/or rights of spaces use	210,150	30,360	-	-	-	-
Torodur S.A.	Reimbursement of expenses	-	3	-	-	-	-
Total subsidiaries of IRSA Propiedades Comerciales		331,196	305,162	-	(1,758)	(31,503)	(181,853)

36

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

29.       Related party transactions (Continued)

Related party	Description of transaction	Non-current Trade and other receivables	Current Trade and other receivables	Non-current Trade and other payables	Current Trade and other payables	Non-current Borrowings	Current Borrowings
Associates of IRSA
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	(62)	-	-
	Advances	-	-	-	(1,428)	-	-
	Leases and/or rights of spaces’ use	-	745	-	-	-	-
	Borrowings	-	-	-	-	-	(15,783)
Banco de Crédito y Securitización	Leases and/or rights of spaces’ use	-	1,766	-	-	-	-
Total associate of IRSA		-	2,511	-	(1,490)	-	(15,783)

Joint ventures of IRSA
Cyrsa S.A.	Reimbursement of expenses	-	-	-	(12)	-	-
Total Joint ventures of IRSA		-	-	-	(12)	-	-

Other related parties
Boulevard Norte S.A.	Reimbursement of expenses	-	881	-	-	-	-
	Borrowings	-	5	-	-	-	-
Consultores Asset Management S.A. (CAMSA)	Reimbursement of expenses	-	131	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	250	-	-	-	-
	Borrowings	-	724	-	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	377	-	(391)	-	-
Fundación Museo de los Niños	Reimbursement of expenses	-	90	-	-	-	-
	Leases and/or rights of spaces’ use	-	750	-	-	-	-
Austral Gold	Reimbursement of expenses	-	3	-	-	-	-
Fundación IRSA	Reimbursement of expenses	-	37	-	-	-	-
Total other related parties		-	3,248	-	(391)	-	-
Directors
Directors	Fees	-	-	-	(39,356)	-	-
	Reimbursement of expenses	-	-	-	(15)	-	-
	Guarantee deposits	-	-	(12)	-	-	-
Total directors		-	-	(12)	(39,371)	-	-
Total		331,196	382,433	(38)	(152,355)	(2,306,648)	(294,677)

37

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

29.       Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the three-month period ended September 30, 2015:

Related Party	Leases and/or rights of use	Fees	Corporate Services	Financial operations	Donations	Letting fees
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	791	-	5,093	(130,617)	-	15
Total direct parent company	791	-	5,093	(130,617)	-	15

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	373	-	(18,497)	2,139	-	-
Total direct parent company of IRSA	373	-	(18,497)	2,139	-	-

Subsidiaries of IRSA Propiedades Comerciales
Emprendimientos Recoleta S.A.	273	1,525	-	(69)	-	-
Panamerican Mall S.A.	(1,278)	3,907	-	(8,085)	-	-
Arcos del Gourmet S.A.	(7,667)	12	-	332	-	-
Fibesa S.A.	320	41	-	(914)	-	-
Shopping Neuquén S.A.	(7,594)	-	-	259	-	-
Total subsidiaries of IRSA Propiedades Comerciales	(15,946)	5,485	-	(8,477)	-	-

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	2,502	-	-	-	-	-
Total associates of IRSA Propiedades Comerciales	2,502	-	-	-	-	-

Other related parties
Estudio Zang, Bergel & Viñes	-	(707)	-	-	-	-
Fundación IRSA	-	-	-	-	96	-
Ogden Argentina S.A.	-	-	-	37	-	-
Hamonet S.A.	(46)	-	-	-	-	-
Isaac Elsztain e Hijos S.A.	(88)	-	-	-	-	-
Total other related parties	(134)	(707)	-	37	96	-

38

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

29.       Related party transactions (Continued)

Related Party	Leases and/or rights of use	Fees	Corporate Services	Financial operations	Donations	Letting fees and others
Directors and Senior Management
Directors	-	(30,381)	-	-	-	-
Senior Management	-	(1,249)	-	-	-	-
Total Directors and Senior Management	-	(31,630)	-	-	-	-

Joint Ventures of IRSA Propiedades Comerciales
Quality Invest S.A.	-	54	-	-	-	-
Nuevo Puerto Santa Fe S.A.	(142)	523	-	(401)	-	-
Entrenimiento Universal S.A.	-	-	-	3	-	-
Entertainment Holdings S.A	-	-	-	3	-	-
Total Joint Ventures of IRSA Propiedades Comerciales	(142)	577	-	(395)	-	-

Subsidiary of Cresud
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	-	-	-	94
Total subsidiary of Cresud	-	-	-	-	-	94

Associates of IRSA
Banco Hipotecario S.A.	556	-	-	-	-	-
Banco de Crédito y Securitización	1,259	-	-	-	-	-
Total associates of IRSA	1,815	-	-	-	-	-
	(10,741)	(26,275)	(13,404)	(137,313)	96	109

39

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

29.       Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the three-month period ended September 30, 2014:

Related Party	Leases and/or rights of use	Fees	Corporate Services	Financial operations	Donations	Letting fees
Direct parent company
IRSA Inversiones y Representaciones Sociedad Anónima	(1,192)	-	-	6,405	-	-
Total direct parent company	(1,192)	-	-	6,405	-	-

Direct parent company of IRSA
Cresud S.A.CI.F. y A.	(21)	-	(13,842)	(1,261)	-	-
Total direct parent company of IRSA	(21)	-	(13,842)	(1,261)	-	-

Subsidiaries of IRSA Propiedades Comerciales
Emprendimientos Recoleta S.A.	(121)	180	-	(61)	-	-
Panamerican Mall S.A.	(1,438)	2,825	-	(303)	-	-
Arcos del Gourmet S.A.	-	1,129	-	-	-	-
Fibesa S.A.	-	41	-	(1,488)	-	(54)
Torodur S.A.	-	-	-	(1)	-	-
Shopping Neuquén S.A.	(480)	-	-	350	-	-
Total subsidiaries of IRSA Propiedades Comerciales	(2,039)	4,175	-	(1,503)	-	(54)

Associates of IRSA Propiedades Comerciales
Tarshop S.A.	637	-	-	-	-	-
Total associates of IRSA Propiedades Comerciales	637	-	-	-	-	-

Other related parties
Estudio Zang, Bergel & Viñes	-	(433)	-	-	-	-
Fundación IRSA	-	-	-	-	(1,159)	-
Hamonet S.A.	(41)	-	-	-	-	-
Isaac Elsztain e Hijos S.A.	(79)	-	-	-	-	-
Total other related parties	(120)	(433)	-	-	(1,159)	-

40

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

29.       Related party transactions (Continued)

Related Party	Leases and/or rights of use	Fees	Corporate Services	Financial operations	Donations	Letting fees
Directors and Senior Management
Directors	-	(15,366)	-	-	-	-
Senior Management	-	(1,425)	-	-	-	-
Total Directors and Senior Management	-	(16,791)	-	-	-	-

Joint ventures of IRSA Propiedades Comerciales
Quality Invest S.A.	-	54	-	-	-	-
Nuevo Puerto Santa Fe S.A.	(239)	310	-	(300)	-	-
Entrenimiento Universal S.A.	-	-	-	3	-	-
Entertainment Holdings S.A	-	-	-	3	-	-
Total joint ventures of IRSA Propiedades Comerciales	(239)	364	-	(294)	-	-

Subsidiary of Cresud
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	-	108	-	-
Total subsidiary of Cresud	-	-	-	108	-	-

Subsidiary of IRSA
Tyrus S.A.	-	-	-	3,063	-	-
Total subsidiary of IRSA	-	-	-	3,063	-	-

Associates of IRSA
Banco Hipotecario S.A.	127	-	-	(549)	-	-
Total associates of IRSA	127	-	-	(549)	-	-
	(2,847)	(12,685)	(13,842)	5,969	(1,159)	(54)

41

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

30.            Special Reserve

Pursuant to CNV General Ruling N° 609/12, the Company set up a special reserve reflecting the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

31.          CNV General Ruling N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Ruling N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 6 - Investment properties
Note 7 - Property, plant and equipment
Exhibit B - Intangible assets	Note 9 - Intangible assets
Exhibit C - Equity investments	Note 5 –Equity Investments in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 11 - Financial instruments by category
Note 13 - Investments in financial assets
Note 14 - Cash and cash equivalents information
Exhibit E – Provisions	Note 12 - Trade and other receivables
Note 17 - Provisions
Exhibit F – Cost of sales and services provided	Note 8 - Trading properties
Note 23 - Costs
Exhibit G - Foreign currency assets and liabilities	Note 32 - Foreign currency assets and liabilities

42

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

32.          Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (*)	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 09.30.15	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 06.30.15
Asset
Trade and other receivables
US Dollar	2,579	9.322	24,039	2,882	8.988	25,902
Trade and other receivables with related parties
US Dollar	19,308	9.422	181,919	4,697	9.088	42,682
Total trade and other receivables			205,958			68,584
Investments in financial assets
US Dollar	6,431	9.322	59,952	-	-	-
Investment in financial assets with related parties
US Dollar	7,599	9.422	71,597	-	-	-
Total investments in financial assets			131,549			-
Cash and cash equivalents
US Dollar	58,871	9.322	548,791	26,120	8.988	234,769
Pounds	-	-	-	1	14.134	21
Euros	13	10.404	140	13	10.005	135
Total cash and cash equivalents			548,931			234,925
Total Assets as of 09.30.15			886,438			-
Total Assets as of 06.30.15			-			303,509
Liabilities
Trade and other payables
US Dollar	4,507	9.422	42,469	3,696	9.088	33,585
Euros	-	-	-	1	14.318	15
Trade and other payables with related parties
US Dollar	4	9.422	39	6	9.088	50
Total trade and other payables			42,508			33,650
Borrowings
US Dollar	117,982	9.422	1,111,622	115,816	9.088	1,052,537
Borrowings from related parties
US Dollar	274,663	9.422	2,587,875	281,206	9.088	2,555,598
Total borrowings			3,699,497			3,608,135
Total Liabilities as of 09.30.15			3,742,005			-
Total Liabilities as of 06.30.15			-			3,641,785

(*)      The Company uses some complementary financial instruments with the purpose of reducing its expose to exchange rate movements.

(1)      Exchange rate as of September 30, 2015 and June 30, 2015 according to Banco Nación Argentina.

43

IRSA PROPIEDADES COMERCIALES S.A

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)

(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)

Free translation from the original prepared in Spanish for the publication in Argentina

33.          CNV General Ruling N° 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Company has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Home location
Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Iron Mountain Argentina S.A.	Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Iron Mountain Argentina S.A.	Saraza 6135, Autonomous City of Buenos Aires
Iron Mountain Argentina S.A.	Azara 1245, Autonomous City of Buenos Aires (i)
Iron Mountain Argentina S.A.	Polígono Industrial Spegazzini, Au Ezeiza-Cañuelas KM 45
Iron Mountain Argentina S.A.	Cañada de Gómez 3825, Autonomous City of Buenos Aires

(i)   On February 5, 2014 there was a widely known fire in Iron Mountain Argentina’s warehouse. To the date of issuance of these Unaudited Financial Statements, the Company has not been notified whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Company, duly reported to the Argentine Securities Exchange Commission on February 12, 2014, the information kept at the Iron Mountain warehouse that were on fire do not appear to be sensitive or capable of affecting normal business operations.

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

34.          Subsequent events

See Note 37 to the Unaudited Condensed Interim Consolidated Financial Statements.

44

IRSA PROPIEDADES COMERCIALES S.A

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

and Section 12, Chapter III, Title IV of Resolution 622/13

Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2015

(Stated in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

1.      Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.      Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.1

3.      Receivables and liabilities by maturity date.

Items		Falling due	Without term	Without term	To be due								Total
		09.30.15	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on
Receivables	Trade and other receivables	71,338	-	2,343	594,249	90,320	70,850	222,462	355,561	173	11,661	-	1,418,957
	Total	71,338	-	2,343	594,249	90,320	70,850	222,462	355,561	173	11,661	-	1,418,957
Liabilities	Trade and other payables	55,335	-	-	496,932	64,998	51,491	41,113	101,776	47,898	6,201	21,972	887,716
	Borrowings	-	-	-	435,989	91,497	49,301	43,662	1,525,586	3,247	22,238	2,321,581	4,493,101
	Tax payables	-	-	98,642	43,058		-	-	31,509	-	-	-	173,209
	Payroll and social security liabilities	-	-	-	26,484	-	-	8,444	-	-	-	-	34,928
	Provision	-	21,793	8,533	-	-	-	-	-	-	-	-	30,326
	Total	55,335	21,793	107,175	1,002,463	156,495	100,792	93,219	1,658,871	51,145	28,439	2,343,553	5,619,280

45

IRSA PROPIEDADES COMERCIALES S.A

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

and Section 12, Chapter III, Title IV of Resolution 622/13

Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2015

(Stated in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

4.a.     Breakdown of accounts receivable and liabilities by currency and maturity.

Items		Current			Non-current			Totals
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Receivables	Trade and other receivables	848,690	200,529	1,049,219	364,309	5,429	369,738	1,212,999	205,958	1,418,957
	Total	848,690	200,529	1,049,219	364,309	5,429	369,738	1,212,999	205,958	1,418,957
Liabilities	Trade and other payables	667,544	42,325	709,869	177,664	183	177,847	845,208	42,508	887,716
	Borrowings	359,108	261,341	620,449	434,496	3,438,156	3,872,652	793,604	3,699,497	4,493,101
	Tax payables	43,058	-	43,058	130,151	-	130,151	173,209	-	173,209
	Payroll and social security liabilities	34,928	-	34,928	-	-	-	34,928	-	34,928
	Provisions	21,793	-	21,793	8,533	-	8,533	30,326	-	30,326
	Total	1,126,431	303,666	1,430,097	750,844	3,438,339	4,189,183	1,877,275	3,742,005	5,619,280

4.b.     Breakdown of accounts receivable and liabilities by adjustment clause.

At September 30, 2015 there are not receivable and liabilities subject to adjustment clause.

46

IRSA PROPIEDADES COMERCIALES S.A

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

and Section 12, Chapter III, Title IV of Resolution 622/13

Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2015

(Stated in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

4.c.     Breakdown of accounts receivable and liabilities by interest clause.

Items		Current				Non-current				Accruing interest		Non- Accruing interest	Total
		Accruing interest		Non-Accruing interest	Subtotal	Accruing interest		Non-Accruing interest	Subtotal
		Fixed rate	Floating rate			Fixed rate	Floating rate			Fixed rate	Floating rate
Receivables	Trade and other receivables	-	198,258	850,961	1,049,219	-	11,661	358,077	369,738	-	209,919	1,209,038	1,418,957
	Total	-	198,258	850,961	1,049,219	-	11,661	358,077	369,738	-	209,919	1,209,038	1,418,957
Liabilities	Trade and other payables	4,320	1,963	703,586	709,869	10,408	8,010	159,429	177,847	14,728	9,973	863,015	887,716
	Borrowings	281,496	341,642	(2,689)	620,449	3,848,662	24,056	(66)	3,872,652	4,130,158	365,698	(2,755)	4,493,101
	Tax payables	-	-	43,058	43,058	-	-	130,151	130,151	-	-	173,209	173,209
	Payroll and social security liabilities	-	-	34,928	34,928	-	-	-	-	-	-	34,928	34,928
	Provisions	-	-	21,793	21,793	-	-	8,533	8,533	-	-	30,326	30,326
	Total	285,816	343,605	800,676	1,430,097	3,859,070	32,066	298,047	4,189,183	4,144,886	375,671	1,098,723	5,619,280

47

IRSA PROPIEDADES COMERCIALES S.A

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

and Section 12, Chapter III, Title IV of Resolution 622/13

Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2015

(Stated in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

5.         Related parties.

a.   Interest in related parties. See Note 5.

b.   Related parties debit/credit balances. See Note 29.

6.         Borrowings to directors.

See Note 29.

7.         Inventories.

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.         Current values.

See Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements.

9.         Appraisal revaluation of fixed assets.

None.

10.       Obsolete unused fixed assets.

None.

11.       Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

48

IRSA PROPIEDADES COMERCIALES S.A

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

and Section 12, Chapter III, Title IV of Resolution 622/13

Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2015

(Stated in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

12.       Recovery values.

See Note 2 to the Unaudited Condensed Interim Consolidated Financial Statements.

13.       Insurances

Real Estate	Insured amounts in USD	Accounting values in Ps.	Risk covered
Abasto - Shopping center and offices	204,247	121,295	Fire, full risk and dismissed profit
Alto Palermo	112,288	82,853	Fire, full risk and dismissed profit
Alto Palermo Shopping Annex	1,715	30,818	Fire, full risk and dismissed profit
Mendoza Plaza	119,182	59,639	Fire, full risk and dismissed profit
Paseo Alcorta	86,503	40,004	Fire, full risk and dismissed profit
Alto Avellaneda	80,363	50,549	Fire, full risk and dismissed profit
Alto Rosario	76,897	62,793	Full risk, construction and assembly
Patio Bullrich	45,637	62,365	Fire, full risk and dismissed profit
Córdoba Shopping – Villa Cabrera	53,043	50,749	Fire, full risk and dismissed profit
Alto Noa	39,871	13,249	Fire, full risk and dismissed profit
Soleil Premium Outlet	39,325	83,303	Fire, full risk and dismissed profit
República building	62,244	688,854	Fire, full risk and dismissed profit
Intercontinental building	71,498	220,267	Fire, full risk and dismissed profit
Bouchard 710	41,954	506,386	Fire, full risk and dismissed profit
Suipacha 664	20,442	120,375	Fire, full risk and dismissed profit
Della Paolera 265	95,550	523,032	Fire, full risk and dismissed profit
Alto Comahue	37,877	311,369	Fire, full risk and dismissed profit
Distrito Arcos	5,079	243,198	Fire, full risk and dismissed profit
Buenos Aires Design	32,193	7,694	Fire, full risk and dismissed profit
Patio Olmos	18,978	25,988	Fire, full risk and dismissed profit
Dot Baires Shopping	180,772	400,429	Fire, full risk and dismissed profit
Edificio Dot	21,456	118,528	Fire, full risk and dismissed profit
Building annexed to DOT	30,389	25,336	Fire, full risk and dismissed profit
Anchorena 665	5,245	11,666	Fire, full risk and dismissed profit
Caballito Ferro	2,469	36,890	Fire, full risk and dismissed profit
Zelaya 3102	534	1,442	Fire, full risk and dismissed profit
SUBTOTAL	1,485,751	3,899,071
Unique policy	30,000		Third party liability

The insurance amounts not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

14.       Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder’s equity.

None.

15.       Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable

49

IRSA PROPIEDADES COMERCIALES S.A

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

and Section 12, Chapter III, Title IV of Resolution 622/13

Unaudited Condensed Interim Separate Statement of Financial Position as of September 30, 2015

(Stated in thousands of pesos)

Free translation from the original prepared in Spanish for the publication in Argentina

16.       Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable

17.       Unpaid accumulated dividends on preferred shares.

None.

18.       Restrictions on distributions of profits.

See Note 25 to the Unaudited Condensed Consolidated Financial Statements.

50

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

IRSA PROPIEDADES COMERCIALES S.A.

Legal address: Moreno 877 – 22° floor

Autonomous City Buenos Aires

Tax Code No. 30-52767733-1

Introduction

We have reviewed the unaudited condensed interim separate  financial  statements attached of IRSA PROPIEDADES COMERCIALES S.A. (hereinafter “the Company”) which included the unaudited condensed interim separate statements of financial position as of September 30, 2015, and the unaudited condensed interim separate statements of comprehensive income for the three-month period ended September 30, 2015 and the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the three-month period ended September 30,2015 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2015 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with professional accounting standards of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) added by the National Securities Commission (CNV) to its regulations. Those standards differ from the International Financial Reporting Standards (IFRS) and, especially, from the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34) approved by the International Accounting Standard Board (IASB) and used for the preparation of the unaudited condensed interim consolidated financial statements of IRSA PROPIEDADES COMERCIALES S.A. with its subsidiaries as to the aspects mentioned in note 2.2 to the unaudited condensed interim separate financial statements attached.

Free translation from the original prepared in Spanish for publication in Argentina

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina through Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statement of comprehensive income and separate statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with the regulations of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences for separate financial statements of a parent company.

Report on compliance with current regulations

In accordance with current regulations, we report about IRSA PROPIEDADES COMERCIALES S.A. that:

a)      the unaudited condensed interim separate financial statements of IRSA PROPIEDADES COMERCIALES S.A. are recorded  in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)      the unaudited condensed interim separate financial statements of  IRSA PROPIEDADES COMERCIALES S.A. arise from accounting records carried in all formal aspects in conformity with the applicable legal provisions;

c)       we have read the additional information to the notes to the unaudited condensed interim separate statements required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by section 12 of Chapter III Title IV of the  text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

Free translation from the original prepared in Spanish for publication in Argentina

d)          at of September 30, 2015, the debt of IRSA PROPIEDADES COMERCIALES S.A. owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 5,723,468, which was no callable at that date.

Autonomous City of Buenos Aires, November 09, 2015

PRICE WATERHOUSE & CO. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Eduardo A. Loiácono Public Accountant (UBA) C.P.C.E.C.A.B.A. Tº 326 Fº 94	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Noemí I. Cohn Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 116 F° 135

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2015

I.           Brief comment on the Group’s activities during the period, including references to significant events occurred after the end of the period.

Consolidated Income*

in ARS M	IQ 16	IQ 15	var (ARS)	var (%)
Revenues	842.4	575.9	266.5	46.3%
Operating income	546.4	290.7	255.8	88.0%
Depreciation and Amortization	61.3	25.9	35.4	136.6%
EBITDA(1)	607.8	316.6	291.2	92.0%
Income for the period	111.1	156.3	(45.1)	(28.9)%

   * Consistent with the Comprehensive Income Statement (excludes interests in joint ventures)

     The Company’s revenues grew by 46.3% in the first three months of fiscal year 2016, mainly driven by the “Shopping Centers” segment, reflecting the opening of two shopping centers: “Distrito Arcos” and “Alto Comahue” during fiscal year 2015, and the “Offices” segment, due to the acquisition of buildings from our controlling company IRSA during the second quarter of 2015. Operating Income reached ARS 546.4 million, an 88.0% increase compared to the first quarter of 2015. This growth rate, which outpaced that of revenues, was mainly driven by higher sales from investment properties, as we disposed of 5,963 square meters in Edificio Intercontinental Plaza located in the neighborhood of “Montserrat”, in the City of Buenos Aires.

Net Income for the period under review decreased by ARS 45.1 million, explained mainly by the higher financial burden, primarily resulting from the financed acquisition of offices from IRSA and the exchange rate variation.

1

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2015

II. Shopping Centers

Our tenants’ sales reached ARS 6,588.2 million during the first three months of fiscal year 2016, 44.5% higher than in the same period of 2015 (36.3% without considering sales from Distrito Arcos or Alto Comahue Shopping). In the first quarter of 2015, there had been a slight deceleration in the growth of sales. Our portfolio’s leaseable area totaled 334,055 square meters during the period under review, whereas the occupancy rate increased slightly, reaching 98.9%

Shopping Centers (in ARS M)	IQ 16	IQ 15	var %
Revenues	532.8	387.7	37.4%
Operating Income	384.7	280.0	37.4%
Depreciation and Amortization	34.9	24.5	42.8%
EBITDA	419.6	304.5	37.8%

Shopping Centers’ Operating Indicators	IQ 16	IQ 15
Gross Leaseable Area (sqm) (1) (2)	334,055	310,254
Tenants’ Sales (3 month cumulative – ARS MM)	6,588.2	4,559.0
Occupancy (1)	98.9%	98.5%

(1) Percentage over gross leaseable area at period end. (2) Excludes Museo de los Niños in Abasto Shopping and Alto Rosario Shopping.

Revenues from this segment grew 37.4% during this quarter, whereas Operating Income reached ARS 384.7 million (+ 37.4% compared to the first quarter of 2015). This rise is explained mainly by the increase in gross income. The EBITDA margin was 78.8%, in line with the margins recorded in 2015.

Operating data of our Shopping Centers

Shopping Center	Date of Acquisition	Gross Leaseable Area (sqm)(1)	Stores	Occupancy (2)	IRSA CP’s Interest (3)	Book Value (ARS thousand) (4)
Abasto (5)	Jul-94	36,669	170	99,8%	100%	110,986
Alto Palermo	Nov-97	19,545	144	99,7%	100%	82,853
Alto Avellaneda	Nov-97	36,729	138	100,0%	100%	50,549
Alcorta Shopping	Jun-97	15,433	106	99,2%	100%	40,004
Patio Bullrich	Oct-98	11,636	87	99,4%	100%	62,365
Alto Noa	Mar-95	19,073	89	99,7%	100%	13,249
Buenos Aires Design	Nov-97	13,889	63	97,9%	53,7%	7,694
Mendoza Plaza	Dec-94	42,040	144	96,9%	100%	59,639
Alto Rosario (5)	Nov-04	28,395	146	97,9%	100%	62,793
Córdoba Shopping –Villa Cabrera	Dec-06	15,344	107	99,8%	100%	50,749
Dot Baires Shopping	May-09	49,848	154	100,0%	80%	400,429
Soleil Premium Outlet	Jul-10	13,993	78	99,4%	100%	83,303
La Ribera Shopping	Aug-11	9,787	61	98,7%	50%	26,273
Distrito Arcos (6)	Dec-14	12,127	63	97,3%	90,0%	243,198
Alto Comahue (7)	Mar-15	9,547	102	94,8%	99,1%	311,369
Total		334,055	1,652	98,9%		1,605,453

Notes:

(1)      Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.

(2)      Calculated dividing occupied square meters by leasable area on the last day of the year.

(3)      Effective interest held by the company in each of its business units.

(4)      Cost of acquisition plus improvements, less cumulative depreciation, plus adjustment for inflation, if any. Amounts are stated in thousands of pesos (ARS).

(5)      Excludes Museo de los Niños (3,732 square meters in Abasto and 1,261 square meters in Alto Rosario).

(6)      Opening on December 18, 2014.

(7)      Opening on March 17, 2015.

2

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2015

Cumulative tenants’ sales as of September 30 of fiscal periods 2016 and 2015

 (ARS million)

Shopping Centers	IQ 16	IQ 15	Var
Alto Palermo	762.4	607.1	25.6%
Abasto	958.6	710.5	34.9%
Alto Avellaneda	873.4	614.1	42.2%
Alcorta Shopping	407.7	314.5	29.6%
Patio Bullrich	246.7	197.8	24.7%
Buenos Aires Design	103.0	75.4	36.5%
Dot Baires	717.4	548.5	30.8%
Soleil	292.1	201.8	44.7%
Distrito Arcos	213.5	-	100%
Alto NOA	310.9	226.0	37.5%
Alto Rosario	593.2	402.6	47.3%
Mendoza Plaza	576.1	423.7	35.9%
Cordoba Shopping	219.7	153.0	43.7%
La Ribera Shopping	152.9	84.0	82.2%
Alto Comahue	160.6	-	100%
TOTAL(1)	6,588.2	4,559.0	44.5%

(1) Excludes Distrito Arcos and Alto Comahue: Total IQ 16 (ARS MM) 6,214.1, Var 36.3%.

Cumulative tenants’ sales as of September 30 of fiscal periods 2016 and 2015

 (ARS million)

Type of Business	IQ 16	IQ 15	YoY Var
Anchor Store	366.9	297.8	23.2%
Clothes and Footwear	3,322.8	2,254.1	47.4%
Entertainment	281.9	182.7	54.3%
Home	189.8	135.8	39.7%
Restaurant	666.5	450.6	47.9%
Miscellaneous	733.6	569.8	28.7%
Services	94.3	34.2	174.8%
Electronic appliances	932.4	634.0	47.1%
Total (1)	6,588.2	4,559.0	44.5%

(1) Excluding Distrito Arcos and Alto Comahue: Total IQ 16 (ARS MM) 6,214.1, Var 36.3%.

Revenues from cumulative leases as of September 30 of fiscal periods 2016 and 2015

(ARS thousand)

Detailed Revenues	IQ16	IQ15	Var %
Base Rent	285,182	215,441	32.4%
Percentage Rent	141,002	88,253	59.8%
Total Rent	426,184	303,694	40.3%
Admission rights	45,079	34,634	30.2%
Fees	15,745	14,135	11.4%
Parking	36,904	24,799	48.8%
Other	8,867	10,413	(14.8)%
Total Revenues before Common Expenses and Common Promotional Fund	532,779	387,675	37.4%
Common Expenses and Common Promotional Fund	-	-	-
Total Revenues	532,779	387,675	37.4%

3

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2015

III. Offices

The A+ office market in the City of Buenos Aires remains robust. According to L.J. Ramos, there has been a slight rise in rental and sale prices of premium spaces during calendar year 2015. Average rental prices stood at USD 28 per square meter, whereas the average sale price of premium spaces was USD 4,000 per square meter. In contrast, the vacancy rate rose slightly in the City of Buenos Aires during calendar year 2015, reaching 12.3% 2.3 pp above the rate recorded last year.

Rental and Sale Prices of A+ Offices – City of Buenos Aires

Source: L.J Ramos

During the first quarter of 2016 our Office segment was impacted by the acquisition of 5 buildings from our controlling company IRSA Inversiones y Representaciones S.A in December 2014. For this reason, revenues during the first quarter of 2016 were 629.3% higher than in the first quarter of 2015. EBITDA rose by 581.2% during the first three months of 2016 compared to the same quarter of 2015. The EBITDA margin reached 77.3%.

in ARS M	IQ 16	IQ 15	YoY Var
Revenues	62.1	8.5	629.3%
Operating Income	21.4	5.6	282.0%
Depreciation and Amortization	26.6	1.5	1.730.8%
EBITDA	48.0	7.0	581.2%

4

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2015

	IQ 16	IVQ 15(1)	IIIQ 15	IIQ 15	IQ 15
Leaseable area	79,945	95,002	95,002	11,242	11,242
Occupancy	96.4%	98.3%	98.9%	100.0%	100.0%
Rent ARS/m2	238.7	225.6	218.4	169.7	166.7
Rent USD/m2	25.3	24.8	24.8	19.8	19.7

(1)      Includes the 9 floors of Edificio Intercontinental sold on June 30, 2015.

Leaseable area decreased during the first quarter of 2016 by 15,057 square meters due to the sales made in Edificio Intercontinental Plaza. Occupancy recorded a slight decline, reaching 96.4% due to the vacancy of a floor in the BankBoston tower and two floors in Suipacha 652/64 which we expect to occupy in the short term. Average rental prices of our portfolio remained stable, at USD 25 per square meter.

Below is information on our office segment and other lease properties as of September 30, 2015.

 (ARS thousand)

	Date of Acquisition	Gross Leaseable Area (sqm) (1)	Occupancy Percentage (2)	IRSA Propiedades Comerciales’ Effective Interest	Book Value (3)
Offices
Edificio República	12/22/14	19,885	100.0%	100.0%	688,854
Torre BankBoston (Della Paolera)	12/22/14	14,873	94.1%	100.0%	523,032
Intercontinental Plaza	12/22/14	7,467	100.0%	100.0%	220,267
Bouchard 710	12/22/14	15,014	100.0%	100.0%	506,386
Suipacha 652/64	12/22/14	11,465	82.8%	100.0%	120,375
Dot Building	11/28/06	11,242	100.0%	80.0%	118,528
Subtotal Offices		79,945	96.4%	N/A	2,177,442
Other Properties
Ex - Nobleza Piccardo(4)	05/31/11	109,610	100.0%	50.0%	10,085
Other Properties (5)	N/A	38,646	49.9%	N/A	11,666
Subtotal Other Properties		148,256	68.3%	N/A	21,751
TOTAL OFFICES AND OTHER		228,201	78.2%	N/A	2,199,193

(1) Gross leaseable area for each property as of 09/30/15. Excludes common areas and parking.
(2) Calculated dividing occupied square meters by leaseable area as of 09/30/15.
(3) Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation.
(4) Through Quality Invest S.A.
(5) Includes the following properties: Dot adjoining plot, Ferro, Anchorena 665 and Chanta IV.

5

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2015

IV. Other

This item includes the “Sales and Developments” and “Financial Transactions” segments.

	Sales and Developments[1]			Financial Transactions[2]
in ARS M	IQ 16	IQ 15	Var %	IQ16	IQ15	Var %
Revenues	1.2	3.6	(68.2)%	-	0.1	(49.1)%
Income from Sale of Investment Properties	155.9	-	-	-	-	-
Operating Income	146.4	2.4	5,991.4%	(0.1)	8.6	(101.5)%
Depreciation and Amortization	-	-	-	-	-	-
EBITDA	146.4	2.4	5,991.4%	(0.1)	8.6	(101.5)%

[1]	IQ16: Includes the sale of Entre Ríos Apartment. IQ15: Includes the sale of Rosario Apartments (Condominios del Alto).
[2]	20% interest held in Tarshop, residual business of Apsamedia and Avenida Inc.

The Sales and Developments segment posted lower revenues than in the first quarter of 2015, which had recorded transactions for ARS 3.6 million due to sales in Condominios del Alto I (Parcel 2G), as compared to the sale of Entre Ríos Apartment for ARS 1.2 million in the first quarter of 2016. Operating income and EBITDA rose due to higher income from sales of investment properties as compared to the same quarter of 2015, reflecting the sale of 5,963 square meters consisting of 7 floors, 56 parking spaces and 3 storage spaces in Edificio Intercontinental Plaza located in the neighborhood of Montserrat, in the City of Buenos Aires, at a gain of ARS 155.9 million. The Financial Transactions segment developed residual activities during the first quarter of 2016, compared to ARS 8.6 million in income during the first quarter of 2015 due to the sale of 5% of our interest in Avenida Inc., engaged in the e-commerce business.

6

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2015

V. Reconciliation with Consolidated Income Statement

Below is an explanation of the reconciliation of the Company’s total income by segment with its consolidated Income Statement. The difference lies in the presence of joint ventures included in the Segment Income Statement but not in the Income Statement.

For the three-month period ended September 30, 2015

(stated in thousands of pesos)

Item	Income by Segment	Common Expenses and Common Promotional Fund	Joint ventures *	Inter-segment eliminations	Income statement
Revenues	596,082	251,878	(5,564)	-	842,396
Costs	(105,469)	(255,812)	2,899	-	(358,382)
Gross Profit	490,613	(3,934)	(2,665)	-	484,014
Income from sale of properties	155,868	-	-	-	155,868
General and administrative expenses	(53,473)	-	113	27	(53,333)
Selling expenses	(35,558)	-	258	-	(35,300)
Other operating results, net	(5,117)	-	341	(27)	(4,803)
Operating income	552,333	(3,934)	(1,953)	-	546,446

* Includes operating results from La Ribera Shopping and San Martín Plot (50%)

7

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2015

VI. Consolidated Financial Debt

Our consolidated net debt as of September 30, 2015 amounted to US$ 390.0 million.

Below is a detail of IRSA CP’s debt:

Description	Issue Currency	Outstanding Amount (USD million) (1)	Rate	Maturity
Series I Notes (3)	USD	120.0	7.88%	May-17
Series I IRSA CP’s Notes	ARS	43.2	26.5% / Badlar + 400 bps	Mar-17
Short-term debt (2)	ARS	21.5	Variable	-
Short term bank loan	ARS	15.4	23.00%	Sept-16
Syndicated Loan - Arcos	ARS	1.4	15.01%	Nov-15
Syndicated Loan - Neuquén	ARS	3.9	15.25%	Jun-16
Communication 5319 Loan	ARS	0.3	15.01%	Dec-15
Other Loans	ARS	2.4	-	-
Asset Purchase Debt	USD	246.4	8.50%	Jul-20
Total IRSA CP’s Debt	USD	454.5
Consolidated Cash		62.8
Debt Repurchase		1.7
Consolidated Net Debt		390.0

(1)      Principal amount in US$ at an exchange rate of 9.422 ARS = 1 US$, without considering accrued interest or eliminations of balances with subsidiaries.

(2)      Includes bank overdrafts and repo transaction.

(3)      As of September 30, 2015, the Company holds bonds for a principal amount of US$1.7 million.

VII. Dividends

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is only valid if they result from realized and net earnings of the Company pursuant to annual financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

Pursuant to Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

•         5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

•         a certain amount determined at a shareholders’ meeting is allocated to the compensation of our directors and the members of our Supervisory Committee; and

•         additional amounts are allocated to the payment of dividends, optional reserve, or to set up reserves for any other purpose as determined by our shareholders.

8

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2015

The following table illustrates the ratio between the amounts paid as dividends and the total amount paid as dividends on each fully paid-in share for the fiscal years mentioned.

Year	Cash dividends	Stock dividends	Total per share
	(Ps.)		(Ps.)
2005	14,686,488	-	0.0188
2006	29,000,000	-	0.0372
2007	47,000,000	-	0.0601
2008	55,721,393	-	0.0712
2009	60,237,864	-	0.0770
2010	56,000,000	-	0.0716
2011	243,824,500	-	0.1936
2012	294,054,600	-	0.2334
2013	306,500,000	-	0.2432
2014	407,522,074	-	0.3234
2015	437,193,000	-	0.3469
2016*	283,580,353		0.2250

* Pursuant to declaration dated November 3, 2015 and outstanding payment as from November 17, 2015 (See subsequent events),

VIII. Subsequent Events

October 2015: General Ordinary and Extraordinary Shareholders’ Meeting

On October 30, 2015, the Company’s annual shareholders’ meeting for the fiscal year ended June 30, 2015, was held. The following resolutions were adopted, inter alia: (i) to allocate the sum of ARS 283.6 million as cash dividends; (ii) to ratify the interim dividend approved by the shareholders’ meeting dated June 13, 2015 for ARS 298.5 million; (iii) to approve the compensation payable to the board members for ARS 76.4 million; and (iv) to approve an increase in the Global Note Program for a maximum outstanding amount of up to US$ 500.0 million by an additional amount of up to US$ 100.0 million.

November 2015: Payment of Cash Dividend

On November 3, 2015, the Company announced that it was making available a cash dividend of ARS 283.6 million equivalent to an amount per share of ARS 0.225038677195 (ARS 0.10 par value) and an amount per ARS/ADR of ARS 9.0015470878 corresponding to the fiscal year ended June 30, 2015, as resolved by the shareholders’ meeting dated October 30, 2015. This cash dividend will be distributed among the shareholders recorded as of November 16, 2015 (record date). The payment will be effected as from November 17, 2015.

IX. Summary Comparative Consolidated Balance Sheet

	09.30.15	09.30.14	09.30.13
Current assets	2,137,282	1,313,622	970,044
Non-current assets	4,841,897	2,278,470	2,188,377
Total	6,979,179	3,592,092	3,158,421
Current Liabilities	1,449,526	1,065,964	791,121
Non-current Liabilities	4,279,998	1,364,004	1,233,035
Subtotal	5,729,524	2,429,968	2,024,756
Minority Interest	188,340	200,965	170,356
Shareholders’’ Equity	1,061,315	961,159	963,309
Total	6,979,179	1,162,124	1,133,665

9

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2015

X. Summary Comparative Consolidated Income Statement

	09.30.15	09.30.14	09.30.13
Operating income	546,446	290,690	215,730
Results from interests in associates and joint ventures	(2,642)	23,256	2,597
Income before financial results and income tax	543,804	313,946	218,327
Financial income	34,421	29,537	21,586
Financial cost	(244,656)	(110,673)	(85,816)
Other financial results	(160,938)	(5,830)	29,159
Financial income / (loss), net	(371,173)	(86,966)	(35,071)
Income / (loss) before income tax	172,631	226,980	183,256
Income tax expense	(61,499)	(70,722)	(65,096)
Net income	111,132	156,258	118,160
Total comprehensive net income	111,132	156,258	118,160

Attributable to:
Controlling company’s shareholders	103,002	147,672	109,696
Non-controlling interest	8,130	8,586	8,464

XI. Summary Comparative Consolidated Cash Flow

	09.30.15	09.30.14	09.30.13
Net cash generated by operating activities	376,444	261,280	262,125
Net cash generated by / (used in) investing activities	(349,968)	26,313	(174,560)
Net cash used in financing activities	252,576	(202,527)	(124,973)
Net increase / (decrease) in cash and cash equivalents	279,052	85,066	(37,408)

XII.  Comparative Statistics

Not applicable

XIII. Comparative Ratios

10

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2015

	30.09.15		30.09.14		30.09.13
Liquidity
Current Assets	2,137,282	= 1.47	1,313,622	= 1.23	970,044	= 1.23
Current Liabilities	1,449,526		1,065,964		791,721

Indebtedness
Total Liabilities	5,729,524	= 5.40	2,429,968	= 2.53	2,024,756	= 2.10
Shareholders’ Equity	1,061,315		961,159		963,309

Solvency
Shareholders’ Equity	1,061,315	= 0.19	961,159	= 0.40	963,309	= 0.48
Total Liabilities	5,729,524		2,429,968		2,024,756

Capital Assets
Non-current Assets	4,841,897	= 0.69	2,278,470	= 0.63	2,188,377	= 0.69
Total Assets	6,979,179		3,592,092		3,158,421

11

IRSA Propiedades Comerciales Sociedad Anónima

Summary as of September 30, 2015

XIV. Brief comment on prospects for the next quarter

The first quarter of fiscal year 2016 has seen a sound growth in our businesses, both in the shopping center and premium office segments. Our most recent shopping center developments, “Distrito Arcos” and “Alto Comahue” opened during the last fiscal year, are reflecting very good results, with sales growing at rates higher than the portfolio average and operating at full occupancy.

We have a large reserve of lands intended for future shopping center and office developments in an industry scenario with high growth potential, as penetration levels in terms of sales and surface area per inhabitant are lower than in other countries of the region.

We will also continue working during the year with a view to optimizing the performance of our current properties through improvements that result in taking better advantage of the leaseable square meters and creating higher functionality and appeal for the benefit of consumers and tenants alike. In our shopping centers we will continue to encourage marketing actions, events, and promotions seeking to attract consumers, through the joint efforts of the Company, stores and credit card issuer banks, which have proved to be highly effective in terms of sales and have been eagerly endorsed by the public.

We hope that that during 2016 the Company will continue to consolidate as the leading commercial real estate company in Argentina, adding new properties and surface area to its current portfolio, new leading brands and different formats to keep growing in Argentina, by offering the best commercial proposals to our visitors and top-quality spaces to our lessees. Given our financial position, low indebtedness level, experience in seizing market opportunities and franchise for accessing the capital markets, we remain confident in the growth and consolidation of our portfolio of properties and shopping centers.

12

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.
November 23, 2015
	By:	/S/ Saúl Zang
Saúl Zang
Responsible for relationship with the markets